STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of CWS Investments, Inc., a Virginia corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our amended offering circular dated Augst 19, 2024, under the caption “RISK FACTORS” and which are incorporated herein by reference (sec.gov/Archives/edgar/data/1920508/000121390024070800/ea0210825-1apos_cwsinvest.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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Item 1. Business

Unless the context otherwise requires or indicates, references in this annual report to “us,” “we,” “our” or “our Company” refer to CWS Investments, Inc., a Virginia corporation.

The Company is a Virginia based corporation formed on February 22, 2022, that originates, acquires and manages real estate backed loans, as well as other real estate related assets, to include single family homes and smaller, multi-family residential properties (under 100 units). The Company purchases performing and non-performing promissory notes, lines of credit, and land installment contracts secured by real property (the “Notes”) throughout the United States with loan to value characteristics typically less than 100%. Meaning, the Company intends on purchasing Notes that are fully secured with additional equity coverage. We define loan to value (“LTV”) as a percentage of the sum of the unpaid balance plus all senior debt, divided by the estimated value of the collateral. The Company also engages in originating business purpose loans throughout the United States. While the Company primarily invests in first mortgages, the Company may opportunistically invest in second mortgages and lease options if they meet the aforementioned characteristics. The Company also invests in middle and upper class single family homes and smaller multi-family residential properties. While the Company will typically make the aforementioned investments on a cash basis, it reserves the right to employ the use of credit facilities to enhance its buying power. In no event will the Company acquire debt from a credit facility in excess of 70% of loan to value to purchase assets.

The Company’s investment objectives with respect to acquiring Assets are to effectively deploy the proceeds of the Offering in Assets which are expected to: Preserve and protect each Investor’s contributed capital; and provide the Investor with a Preferred Return commensurate with the Investor class of preferred stock, as well as provide Investors with a full return of their capital contributions. No assurance can be given that these objectives will be attained or that the Company’s capital will not decrease.

The business in which the Company operates is not dependent on patents, trademarks, franchises, concessions, royalty agreements or labor contracts. To the extent that licenses are required to engage in the business in any jurisdiction, Management is experienced in obtaining said license and does not expect the process to hinder or delay the business of the Company. The business of the Company does not involve environmental issues, and as such, does not expect to incur any significant costs relating to environmental compliance.

Company History

The Company was formed in 2022 and has approximately three years of operating history. While the company is newly formed, Mr. Seveney has an extensive history in the industry, as more fully set forth below. Neither the Company, its directors, nor any Key Person has been a debtor in any bankruptcy, receivership or similar proceeding. There has not been any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets of the Company not in the ordinary course of business.

The Mortgage Market

We realize that uncertainty creates opportunity. From an investor perspective, the volatility of the stock market and impending fears of inflation are causing many investors to look for other options. The long-term value of real estate is attractive, and due to constantly changing markets, we believe there will constantly be a significant opportunity in the distressed real estate asset market.

The Secondary Mortgage Market for Investors

Mortgages are typically originated in the primary market, where home buyers obtain loans from banks, credit unions or other financial institutions. Most lenders aggregate the loans they have originated into pools and sell these pools to generate funds for continued lending activities. The secondary distressed mortgage market, valued at billions of dollars according to the National Mortgage Database1, encompasses the sale of various types of mortgage loans, including prime, sub-prime, conforming, and non-conforming loans, to investors. While these assets are occasionally sold individually, they are most commonly sold in pools that aggregate multiple mortgages.

Buyers of loans in the secondary mortgage market include large institutions as well as smaller investment funds and other professional investors who specialize in mortgage investing. Many large institutional investors repackage mortgages into mortgage-backed securities (MBS) that are in turn sold to other investors. Investors may also purchase loans to hold to maturity in a loan portfolio or produce cash flows that will offset other future liabilities.

Mortgage note investors can purchase non-performing loans at prices below outstanding balances, otherwise known as “the UPB”. These investor can then rehabilitate the loans or reclaim the property, thus generating an attractive return on the original investment.

Current& Projected Market Conditions

Since the start of the COVID pandemic in 2020, moratoriums were put in place to protect borrowers from losing their homes. These moratoriums have led to a reduction in available inventory on the secondary market and an increase in pricing caused by supply and demand. Since these moratoriums have been lifted, mortgage delinquencies have not increased. However, we believe mortgage delinquencies are near all-time lows over the past 30 years as shown in the chart below from the Board of Governors of the Federal Reserve System, and we predict mortgage delinquency rates may increase due to the rise in interest rates due to inflation and increases in unemployment. We believe these increases could lead to greater inventory in the secondary market. Below we highlight the current delinquency rate as published by the Board of Governors of the Federal Reserve System.2

[1]	www.consumerfinance.gov/data-research/mortgage-performance-trends/mortgages-30-89-days-delinquent/
[2]	fred.stlouisfed.org/series/DRSFRMACBS

Acquisition Strategy

Our acquisition strategy is not focused on a single source. We are focused on targeting banks, private equity firms who hold notes, brokers, auction platforms, other note funds and individual investors.

Non-performing loans are mortgages where the borrower is behind on payments. Typically, a loan is considered non-performing when the loan is more than ninety days past due. We have observed that financial institutions often sell these loans because the institution lacks the staffing resources to manage a significant number of delinquent loans. We have also found that many banks seek to offload non-performing loans for a multitude of tax planning and general business strategy considerations. As a result, these institutions are willing to sell the loans at a discount on the balance due thereon. We also target private equity funds as part of our acquisition strategy. Private Equity funds acquire thousands of delinquent non-performing loans at a significant discount. The funds segregate the loans into tranches or classes of loans which:

●	They manage to a successful conclusion to maximize value and will then liquidate.

●	Immediately look to liquidate due to the loan not meeting its requirements. An example of this is a loan with a $50,000 value takes the same effort and costs to foreclose as a $500,000 loan. Therefore, when incorporating manpower and returns, they focus on loans with most value.

Like other real estate asset classes, private equity funds investing in mortgage debt are constantly acquiring and liquidating assets for liquidity or in the case of closed-end funds, when they are winding down fund operations. These instances present ideal buying situations. We have also found that these situations also present ideal opportunities to purchase residential properties that the fund obtained and that it needs to offload in order to wind down operations.

Other Sources:

Other sources consist of buying from individual investors, smaller note funds, and originating new loans. In the past five years, we have developed relationships with over twenty-five known funds and note sellers.

Governmental Regulation

The industry in which the Company intends to participate is regulated at both state and federal levels, both with respect to its activities as an issuer of securities and its investing activities. Some of these regulations are discussed in greater detail below under “Risk of Failure to Comply with Securities Laws” “Relaxed Ongoing Reporting Requirements,” and the other related Risk Factors identified herein. The Company or the Company’s Assets may be subject to government regulations in addition to those discussed in this Offering and new regulations or regulatory agency may develop that affect the Company’s operations and ability to generate revenue. The Company will attempt to comply with all applicable regulations affecting the market in which it operates. However, such regulations may become overly burdensome and therefore may have a negative effect on the Company’s ability to perform as illustrated.

Other laws, regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, and programs at the federal, state, and local levels are under considerations that seek to address the economic climate and real estate and other markets and to impose new regulations on various participants in the financial system. The effect that these or other actions will have on the Company’s business, results of operations, and financial condition and not completely foreseeable at this time. Further, the failure of these or other actions and the financial stability plan to stabilize the economy could harm the Company’s business, results of operations, and financial condition.

Profile for Targeted Assets

We estimate there is approximately $238B in distressed mortgage notes across the United States based on the Delinquency rate on single family homes chart (shown above) having a 2024 Q4 delinquency rate of 1.7% and the estimated mortgage market of $14 trillion. The fund is looking to target a very small component of this market in a strategic manner to acquire non-performing notes that have an upside economic potential with designed exit strategies. We focus on identifying and sourcing notes which are undervalued and relate to residences located in favorable neighborhoods. Purchasing notes at a discount after performing the proper due diligence enables the Company to spread its risk of loss over a greater pool of assets and at lower price points than purchasing notes at higher retail purchase prices.

Benefits of Notes Versus Other Alternative Investments

Passive Cash Flow

We believe owning a note is easier to manage than a property. When a borrower is paying, it is considered “mailbox money” another term for passive income. Compared to owning physical real estate, owning the secured debt does not subject you to dealing with tenants, toilets and termites.

Portfolio Management

A note portfolio can be managed from any location with internet access. Management of the note portfolio consists of a team of professionals consisting of attorneys, a servicing company, realtors and preservation companies. Unlike rentals, where most investors own “in their own backyard”, a note portfolio can be more diversified, but each asset is still managed in the same manner.

Profitability in Varying Market Conditions

Note prices in the marketplace function in relation to supply and demand and are correlated to real estate values. The key distinction with notes is that profits can increase in a down market as the selling prices of notes in the secondary market decrease, providing greater flexibility to rehabilitate the borrower and facilitate repayment. Remember – even in a down economy people need a place to live and their mortgage payment could be less than rent.

Collateral

Our mortgage notes are secured by liens against real property, ensuring that each note is supported by tangible real estate assets. In case of default, this collateral ensures that the note is secured, unlike unsecured debt. Likewise, all Business Purpose Loans we invest in are secured and collateralized by the real assets those loans are linked to.

Versatility

With notes, there are numerous exit strategies. The Notes can be resold, modified, or taken back by the Lender. The Borrower can refinance the loan and payoff us as the lender.

With non-performing notes, the most advantageous outcome for the borrower and lender is for the borrower to make payments. If we can get the borrower to reperform, the asset increases in value and can be liquidated at higher margins. If the borrower cannot make the current payment on the loan, the lender has multiple options including; loan modification; deed-in-lieu of foreclosure; or foreclosing on the property.

History of Management and the Affiliates

The manager has experience managing mortgage note funds. These include business endeavors exempt from registration under Regulation A Tier 2, Regulation D 506(c) and 506(b). These funds historically have been successful in acquiring assets for the portfolio while managing the required reserves required for potential legal costs, while consistently returning a distribution to the investors.

Company Property

The Company does not currently own or lease office space but reserves the right to do so in the future. The Company relies heavily on digital operations. Management is nearly paperless, with all documents secured and managed digitally. Management utilizes industry-proven software that allows it to track and manage its investments with confidence and accuracy.

Legal Proceedings

Legal proceedings are a routine part of the business of the Company. For instance, it is routine that the Company may bring a lawsuit against a borrower for the amount due under a debt obligation or to foreclose on the collateralized property. It is also a normal aspect of business that a borrower may preemptively bring a lawsuit seeking to have a debt obligation stricken. However, these types of lawsuits are not common and, in Management’s experience, rarely end in a cancellation of the underlying debt.

Neither the Company, Management, nor any director, officer or affiliate of the Company, nor any owner of record or beneficially of more than five percent of any class of voting securities of the Company, nor any associate of any such director, officer, affiliate of the registrant, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the registrant or any of its subsidiaries. This attestation applies to any administrative or judicial proceedings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements in “Item 7. Financial Statements”. and the related notes thereto contained in this Annual Report on Form 1-K (“Annual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the statements regarding forward-looking information and figures. Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Results of Operations

The following Results of Operations are based on the audited financial statements as of December 31, 2024. The “Operating Period” or “2024” is from January 1, 2024 to December 31, 2024. The “Prior Operating Period” or “2023” is from January 1, 2023 to December 31, 2023.

During 2024, the Company had a Net Income of $554,133, total revenues of $2,488,399, and other income of $916,220. Net Income was primarily driven by interest income on our portfolio of loans, lender fees charged on origination of our business purpose loans, and gains on sales of our residential mortgage loans.

During 2023, the Company had a Net Loss of $1,049,822, total revenues of $1,261,732, and other income of $394,026. The Net Loss was primarily driven by personnel expenses of $1,545,294, including salaries, benefits, and other employee related costs, and general and administrative (“G&A”) expenses of $668,869, including accounting and tax preparation fees, conferences, advertising and marketing, and licensing fees.

The overall increase in the Company’s revenues in 2024 is due to an increase in the number of Business Purpose Loans in our portfolio as the majority of these loans are originated by the Company and in accrual status and therefore included in revenues. The gain on the sales of our residential mortgage loans also contributed to the increase in revenues in 2024. We can buy and sell more residential mortgage loans as we continue to raise capital through the issuance of our Preferred Shares.

Portfolio

Our portfolio consists of: Residential Mortgage Loans (“RML”), Business Purpose Loans (“BPL”), Other Real Estate Property (“OREO”) and Real Estate Properties.

Residential Mortgage Loans (“RML”)- We purchase both performing and non-performing Residential Mortgage Loans on the secondary market. We purchase a mixture of performing and non-performing loans to maintain diversity of the portfolio, but the Company’s primary focus is on non-performing loans due to the difference between the discounted purchase price and the unpaid principal balance, accrued interest, and advances being greater, which we believe provides a better opportunity for higher returns.

Business Purpose Loans (“BPL”) - The Company added Business Purpose Loans to the portfolio in 2023. BPL are loans made to an individual or entity primarily for commercial, investment, or business purposes. BPL are secured by real estate, are short term in nature, and are provided to a borrower to “bridge” the gap until the borrower secures permanent financing or sells the property. Business Purpose Loans differ from traditional owner-occupied dwelling mortgages as BPL are intended for business, investment, or commercial purposes rather than personal, family, or household use. We consider our BPL to include the following categories: Real Estate Construction, Real Estate Commercial, and Real Estate Residential. In 2024, the Company purchased business purpose loans classified as purchased financial assets with credit deteriorated (“PCD”).

Other Real Estate Property (“OREO”) – Our Other Real Estate Property consists of real estate properties acquired through or in lieu of loan foreclosure.

Real Estate Properties – Our Real Estate Properties consists of 2 rental properties purchased in 2022 and located in Rutland, Vermont.

Residential Mortgage Loans

Our focus with RML is to convert non-performing loans to performing in order to sell the loan at a higher margin due to its performing status. We work with borrowers of non-performing loans to bring the loan current utilizing various methods such as creating payment plans and modifying loan terms. In the event our various methods fail, we may acquire the real estate serving as collateral on the loan through the foreclosure process and then sell the real estate to recoup some or all of our investment. We prefer to modify the loan terms as opposed to foreclosure proceedings.

Our business model is to buy and sell RML with time being of essence and, therefore, we account for RML as held for sale according to generally accepted accounting principles (“GAAP”). Our policy for accounting for non-performing loans in non-accrual status can be found in the section titled Revenue Recognition in Note 2 Summary of Significant Accounting Policies in the financial statements. This policy defers income recognition on non-performing loans until the following situations occur:

●	The loan is prepaid.

●	A full recovery of the contractual principal and interest is expected.

●	The loan is sold for more than the carrying value.

The most common of these situations, thus far for the Company, is the loan being sold for more than the carrying value, at which time we recognize a gain on sale of mortgage loans which is included in Other Income in the Statements of Operations in the Financial Statements.

We evaluate our mortgage loans based on three key characteristics:

●	Property – We assess the condition of the property through exterior inspections, as we do not have access to the interior. Additionally, we evaluate the title to ensure its accuracy. For instance, when acquiring a first-position mortgage loan, we conduct a title report to confirm that the lien is indeed in the first position and that the seller is the legitimate holder of the loan. We also verify the status of taxes and other liens that could take precedence over the mortgage lien.

●	Borrower – Our evaluation includes a review of the mortgage servicing notes, payment history, and a background check on the borrower. Key criteria such as the number of bankruptcy filings and the borrower’s willingness to work with previous lien holders are analyzed to gauge the likelihood of reaching a resolution with the borrower.

●	Predicament – In the case of a non-performing loan, we investigate the circumstances that led to the borrower’s current situation, whether it was due to extenuating circumstances such as a death, divorce, disability, or a temporary loss of income.

These factors are integrated into our in-house financial model to determine potential outcomes and risks associated with the loan, ultimately guiding us in establishing an appropriate acquisition price.

Business Purpose Loans

BPL loans are short term in nature. The Company originated six and eleven business purpose loans in 2024 and 2023, respectively, with maturity dates ranging from 12 to 36 months, with the majority being 12 months. It is the Company’s policy to offer borrowers whose loans are not in default with loan extensions of up to six months, as needed, to allow more time to finish projects in exchange for an extension fee. Business Purpose Loans originated by the Company are interest only loans with the UPB due at maturity. The interest rates on the Company’s current portfolio of originated BPL ranges from 12 to 15% with interest payment terms including the following: 1) a partial amount of the total interest due over the loan term paid at origination, 2) the full amount of the total interest due over the loan term paid at origination, and 3) monthly interest payments due from the borrower on the same day of every month during the loan term. The Company may reduce the initial loan proceeds provided to the borrower by any or all of the following: an origination fee, an underwriting fee, loan interest.

The Company holds BPL until maturity and, therefore, accounts for BPL as held for investment. Interest income is recognized based on the contractual interest due, while lender fees represent the accretion of the net amount of direct loan origination costs, origination fees charged, and extension fees. Expenses related to BPL after origination are included in Loan Expenses in the Statements of Operations in the Financial Statements.

Our team, consisting of one to two asset management professionals (“asset managers”) and the CEO, is responsible for the management and oversight of all loans in our portfolio. The asset managers monitor our loans on an individual basis, from closing through final repayment. While the management of a BPL and RML differ slightly, our systems, including our Microsoft-based loan tracking and accounting software system, provide efficiency by allowing us to track, monitor and provide statements and reports for current and past due payments, servicing notes, balloon payments, maturity dates and collateral values of all loans in our portfolio. Due to the efficiency of our systems, the servicing of BPL does not significantly increase the burden of our team.

Disbursement of Construction Draws

The Company disburses construction draws to Borrowers to pay for planned capital improvements to the real estate collateral based on a pre-defined scope of work, construction budget and time schedule. Practices related to disbursement of construction draws include, but are not limited to, the following:

●	Budget. Loan Proceeds are allocated to payment of the costs of the Project as shown in the Budget and Draw Schedule attached to the Loan Agreement. The Budget and Draw Schedule are prepared by the Borrower, and the Borrower represents to us as the Lender that the Budget and Draw Schedule include all costs incident to the Loan and the Project through the Outside Completion Date (collectively, the “Aggregate Cost”) after taking into account the requirements of the Loan Agreement, including “hard” and “soft” costs, fees and expenses as well as an accurate assessment of the time for payment. We, as the Lender, are not required to make (a) any advance for costs not set forth in the Budget, (b) any advance for any line item in the Budget that, when added to all prior advances for that line item, would exceed the lesser of (i) the actual cost incurred by Borrower for such line item, or (ii) the sum shown in the Budget for such line item, (c) any advance from any contingency line item unless Lender consents to such advance in its sole discretion (d) make any advance inconsistent with the Draw Schedule, or (e) make any advance that is inconsistent with the Draw Request procedures set forth herein.

●	Lien Waivers – A lien waiver is a written agreement between a payer (a general contractor for example) and a counterparty (a subcontractor for example) where said counterparty waives their right to file a mechanics lien against the property for all work performed on the property. We require the Borrower to provide us with lien waivers prior to the final construction draw.

●	Property Inspections – The Company may order property inspections by qualified third party inspectors to evaluate the amount and quality of construction work performed at various stages of construction or redevelopment.

Business Purpose Loans – PCD

Purchased credit deteriorated refers to a financial asset that has experienced a significant deterioration in credit quality since its origination, and has been purchased, not originated by the current holder. During the Operating Period, we acquired non-performing business purpose mortgage loans to capitalize on increased market opportunities and attractive pricing. Management observed that discounted acquisition costs relative to collateral values presented favorable risk-adjusted return potential. This strategic expansion aligns with the company’s investment objectives to enhance portfolio yields and diversify assets. During the Operating Period, we purchased 7 PCD loans with a purchase price of $3,392,039 and par value of $3,728,050. Further details can be found in Note 5 Purchased Financial Assets with Credit Deterioration (“PCD”) in the Financial Statements. Our accounting policy regarding PCD loans can be found in Note 2 Summary of Significant Accounting Policies in the section titled Purchased Credit Deteriorated Assets (“PCD”).

Real Estate Properties

Real Estate Purchases - Non-performing Residential Mortgage Loans do not generate consistent cash flow until the loan is converted to performing or sold. Therefore, the Company opportunistically purchased three rental properties to diversify the portfolio and generate consistent monthly cash flow. The rental properties are four-unit apartments located in Rutland, Vermont. The Company’s ownership interest in the rental properties is 100% and no debt was assumed for the purchase. The Company purchased the rental property during the last week of 2022. A property manager handles the day-to-day operations of the rental properties in exchange for a management fee of 10% of rent collected. The Company transferred the 3 rental properties from held for investment to held for sale in 2024. The Company sold one property in 2024. The gain on the sale of the rental property is $61,651 and is included in Gain on Sale of Real Estate Property in the Statements of Operations in the Financial Statements.

Foreclosed Assets or Other Real Estate Owned (“OREO”) – Other Real Estate Owned is property acquired in full or partial settlement of loan obligations, generally through foreclosure of deed-in-lieu of foreclosure. The Company acquired four OREOs via foreclosure as the lender and sold four OREOs during 2024. The Company acquired six OREOs via foreclosure as the lender and sold three OREOs during 2023. The increase in 2024 from 2023 in Other Real Estate Property, held-for-sale in the Balance Sheets, Gain on Transfer of Loan to OREO in the Statements of Operations, and Gain (Loss) on Sale of OREO in the Statements of Operations is due to activities related to acquiring and disposing of OREOs. Further details can be found in Note 7 Other Real Estate Property, Held for Sale (“OREO”) in the Financial Statements.

Revenues

We currently generate the majority of our revenue from interest on loans and loan origination fees (“Lender Fees”). During 2024, we continued to raise capital, which allowed us to buy and sell more residential mortgage loans, as well as expand our portfolio by originating business purpose loans.

Total Revenues for the Operating Period and Prior Operating Period consists of the following:

	2024	2023
Mortgage Loan Interest	$239,120	$270,600
Late Fees	37,422	1,436
Advances	62,353	7,226
Business Purpose Loan Interest	1,668,948	723,096
Lender Fees, net of costs	358,091	132,826
Rental Income	115,564	94,969
Podcast Guests	-	750
Business Credit Card Cash Rewards	6,901	30,829
Total Revenues	$2,488,399	$1,261,732

Mortgage Loan Interest is included in Mortgage Loans: Interest Income in the Statements of Operations in the Financial Statements and is comprised of interest earned from the following situations:

●	Prepayments of non-performing loans

●	Prepayments of performing loans

●	Contractual interest payments due on performing loans

The amount of interest income recognized due to full prepayments of loans in nonaccrual status is $168,882 and $82,543 during 2024 and 2023, respectively, and is included in Mortgage Loans: Interest Income in the Statements of Operations in the Financial Statements.

During 2024, Mortgage Loan Interest included revenue of $239,120 for contractual interest payments on 35 performing loans. During 2023, Mortgage Loan Interest included revenue of $270,600 for contractual interest payments due on 81 performing loans. The decrease in 2024 was due to the Company selling a large portion of its loan portfolio as per the business plan.

Our Business Purpose Loans Interest Income as shown in the Statements of Operations in the Financial Statements of $1,668,948 in 2024 and $723,096 in 2023 represents contractually due interest. The observed increase can be attributed to two primary factors: a rise in the number of loans collecting interest in 2024 and an increase in the loan amounts for the loans originated in 2024 resulting in larger contractual interest amounts. The Company originated 6 business purpose loans in 2024 and 11 business purpose loans in 2023. Our Business Purpose Loan Lender Fees as shown in the Statements of Operations in the Financial Statements of $358,091 in 2024 were from loans we originated at various times throughout the Operating Period and Prior Operating Period and extension fees.

Late Fees are recognized as revenue when they are contractually due to us for performing loans. The increase in 2024 was due to the increase in the number of loans in our portfolio. In addition, the late fees for business purpose loans are based on a percentage of the payment due with typically no cap, as opposed to residential mortgage loans which might be capped by state laws.

Advances are payments made by the Lender which are an obligation of the borrower. An example of Advances are payments made for property taxes, homeowners’ insurance or past due utility bills or municipal liens and fines. When the Company purchases a loan, there are sometimes Advances owed on the loan, in addition to the loan balance and unpaid interest of the loan. When we purchase a loan with Advances, this means the prior lender made an advance on the borrower’s behalf and the prior lender did not receive payment from the borrower for said Advances. If we purchase a loan with Advances, we are entitled to receive all future payments from the borrower for the unpaid balance of Advances. Payments we receive for the unpaid balance of Advances are recognized as revenue upon receipt.

When we make Advances on the borrower’s behalf, the amount is recorded as a receivable and is shown in Other Receivables, net on the Balance Sheets in the financial statements. When we receive a payment from the borrower for Advances paid by us (not the prior lender), the payment is recorded as a reduction to the receivable.

The increase to Other Receivables, net in the Balance Sheets of the Financial Statements is due to the Company advancing funds to pay off a senior lien on a property where we held a junior position. This action was taken to protect our principal investment, as allowed per the loan agreement, to prevent loss of collateral due to a pending foreclosure by the senior lienholder. This advance and the related Business Purpose Loan were repaid in full subsequent to December 31, 2024.

The Company’s increase in rental income in 2024 is due to an increase in the occupancy rates of the Company’s 3 rental properties. The Company hired a contractor to renovate some of the units of the rental properties during periods of unoccupancy. The cash expenditure for the renovations during 2023 was $137,549. All renovation expenses were capitalized and included in Real Estate Property, held-for-investment in the Balance Sheets in the Financial Statements as of December 31, 2023. There were no cash expenditures for renovations during 2024.

Other Revenue

The Company utilized its business credit card in 2024 and 2023 for marketing, advertising, and other general and administrative expenses. The business credit card provides limited liquidity and cash back rewards on purchases. The decrease in Other Revenue in 2024 is due to the decrease in the amount of cash back rewards. The Company greatly reduced its expenditure related to marketing the Offering through third party marketing and online advertising which are generally paid for using the business credit card.

Other Income

We report gains on the transfer and sale of our loans and real estate in Other Income in the Statements of Operations in the financial statements.

Other Income for the Operating Period and the Prior Operating Period consists of the following:

	2024	2023
Gain on Transfer of Loan to OREO	$373,980	$130,716
Gain on Sale of Mortgage Loans	500,131	249,748
Gain (Loss) on Sale of OREO	(19,542)	13,562
Gain on Sale of Real Estate Property	61,651	-
Total Other Income	$916,220	$394,026

The Gain on Sale of Real Estate Property for the Operating Period of $61,651 was from the sale of a multi-family rental property in Rutland, VT. The carrying value of the rental property was $177,321 and the sales price was $238,972. The Company held the property for three months prior to sale.

The loss on Sale of OREO for the Operating Period of $19,542 was from the sale of three foreclosure properties. The loss was primarily driven by one property in Alabama due to unforeseen interior property deterioration and suboptimal performance by the listing agent, which negatively impacted recovery value. The Gain on Sale of OREO for the Prior Operating Period of $13,562 was from the sale of three foreclosure properties. Further details can be found in Note 7 Other Real Estate Property, Held for Sale (“OREO”) in the Financial Statements.

The increase in 2024 in the Gain on Sale of Mortgage Loans in the Statements of Operations in the Financial Statements was primarily due the company liquidating loans as per the business plan, which includes selling non-performing loans off to the secondary market upon the borrowers commencing with making payments and the value of the loans being greater.

The Gain on Sale of Mortgage Loans during 2024 was from the sale of 37 residential mortgage loans. The average length of time the loans were held prior to sale was 12 months. The average gain on sale per loan was $12,990.

The Gain on Sale of Mortgage Loans during 2023 was from the sale of 45 residential mortgage loans. The average length of time the loans were held prior to sale was 8 months. The average gain on sale per loan was $5,300.

The Gain on Transfer of Loan to OREO is recorded at the time the Company acquires real estate property in full or partial settlement of a loan obligation generally through foreclosure. The Gain on Transfer of Loan to OREO was from four real estate properties acquired through foreclosure. The Gain on Transfer of Loan to OREO in the Operating Period was primarily driven by one real estate property in Arizona acquired through foreclosure. The carrying value of the loan prior to foreclosure was $1,184,532. The Company recognized a Gain on Transfer of Loan to OREO in the Prior Operating Period due to property acquired through foreclosure on six loans. The average Gain on Transfer of Loan to OREO in the Prior Operating Period was $21,786. Further details can be found in Note 7 Other Real Estate Property, Held for Sale (“OREO”) in the Financial Statements.

Operating Expenses

Loans Expenses

Loan Expenses include legal fees, mostly related to the Company’s non-performing loans, collateral and storage fees, due diligence expenses, servicing fees, and other miscellaneous expenses. Loan Expenses of $183,733 and $176,911 for 2024 and 2023, respectively are shown in Loan Expenses in the Statements of Operations in the Financial Statements. The increase in 2024 was primarily driven by legal fees related to our non-performing loans.

The Company performs due diligence on the loans prior to purchase. Due diligence expenses may include costs for title search and review, property inspections, attorney reviews and engaging third parties to review any available information about the loans, the creditworthiness of the borrower, and evaluating the value and condition of the underlying collateral on the loan. We utilize a loan servicing company for our RML and pay a monthly servicing fee along with other miscellaneous servicing expenses to the loan servicing company. The decrease in Loan Servicing Fees in 2024 was due to the decrease in the number of RML in our portfolio.

Real Estate Property Expenses

The Company incurred expenses directly related to its Real Estate Properties of $176,457 and $168,263 in 2024 and 2023, respectively, and is included in Operating Expenses: Real Estate Property Expenses in the Statements of Operations in the Financial Statements.

The Company is responsible for all carrying costs related to our Real Estate Properties for the duration of ownership. The increase in Real Estate Property Expenses in 2024 was primarily due to the carrying costs, specifically maintenance and utilities, related to our ownership of our 3 rental properties.

General and Administrative (“G&A”) Expenses

The overall decrease in G&A Expenses in 2024 is primarily due to the Company’s cost cutting measures and closely monitoring the necessity of expenditures. We regularly review our general and administrative expenses by assessing actual versus budgeted costs each month. To minimize staffing requirements, we have invested in software that automates key processes of loan management with finance and accounting, which increased operating expenses for the Prior Operating Period by $120,000.

Accounting and tax expenses increased by $44,686 in 2024, mainly driven by the cost of our financial audit and the increased number of required state tax returns. We incur bank fees when paying monthly dividends to investors. Bank fees increased by $4,796 in 2024 due to the increasing number of investors. We expect bank fees to continue to increase in the future as we acquire more investors and therefore increase the number of bank transactions.

Mortgage lenders, brokers, servicers, and loan originators in most states are required to purchase a surety bond before the lender can be legally licensed. We incurred expenses related to our licensing requirements as a lender of $6,200 and $13,267 in 2024 and 2023, respectively. The decrease in 2024 was due a decrease in the number of states we applied for a license in.

Income Taxes

The Company had Income Tax Expense of $54,626 in 2024 due to Net Income for the Operating Period. The Company did not recognize any expense for income taxes due to a Net Loss for the Prior Operating Period. Our policy related to income taxes can be found in Note 2 Summary of Significant Accounting Policies in the financial statements. The Company’s tax provision and details of our deferred tax assets and deferred tax liabilities can be found in Note 9 Income Taxes in the Financial Statements.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, impairment of interest receivables and in-place lease assets, valuation of investments, contingent consideration, income taxes and contingencies and litigation, among others. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions. The accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a discussion of our significant accounting policies, refer to Note 2 Summary of Significant Accounting Policies in the notes to the Financial Statements.

Revenue Recognition

We recognize interest income on our loans based upon whether the loan is in accrual or non-accrual status. The status of our loans is determined by Management and requires a significant amount of judgment related to the future collectability of the contractual principal and interest. Further details on our revenue recognition policy and accrual versus non-accrual status can be found within the section titled Revenue Recognition in Note 2 Summary of Significant Accounting Policies in the financial statements.

Impairment of Real Estate Property

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets. No impairment charges were recorded in 2024 or 2023.

Loan Impairment

Loans considered held-for-sale are evaluated for impairment by Management at each reporting date. A valuation allowance is recorded to the extent that the fair value of the loan is less than the carrying value of the loan. No valuation allowance for loans held-for-sale was recorded as of December 31, 2024 and December 31, 2023.

Charge-offs

The Company records charge-offs for loans held-for-investment when Management determines that all, or a portion, of the unpaid principal balance is uncollectible, which generally occurs when all reasonable means of recovering the loan balance have been exhausted. Such determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to cover the loan amount. When Management deems all or a portion of a loan to be uncollectible, the appropriate amount is written off and the ACL is reduced by the same amount. Subsequent recoveries, if any, are credited to the ACL when received. Costs incurred to recover charged-off loans are recorded as an expense and included in the Statements of Operations. The Company did not record any charge-offs in 2024 or 2023.

Allowance for Current Expected Credit Losses (“CECL”)

The Company adopted the current expected credit loss (“CECL Standard”) on January 1, 2023. The CECL Standard replaced the incurred loss model under existing guidance with an expected loss model for instruments measured at amortized cost, including loan receivables and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). With the adoption of CECL, the definition of impaired loans was removed from accounting guidance.

The ACL is a valuation account that is deducted from the amortized cost basis of LHFI to present the net amount expected to be collected. The Company estimates the ACL based on the non-PCD loan’s amortized cost basis and PCD loan’s unpaid principal balance (“UPB”). Expected credit losses are reflected in the ACL through a charge to provision for credit loss expense. When the Company deems all or a portion of a loan to be uncollectible, the appropriate amount is written off and the ACL is reduced by the same amount. The Company applies judgment to determine when a loan is deemed uncollectible; however, a loan will typically be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the ACL when received.

The Company’s methodologies for estimating the ACL take into account available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual lives of the financial assets that are reasonable and supportable, to the identified pools of financial assets with similar risk characteristics for which the historical loss experience was observed.

The Company measures expected credit losses of financial assets on a collective, or pool, basis, when the financial assets share similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assesses these assets on an individual basis. The Company uses a loss-rate method to estimate expected credit losses. The Company applies an expected loss ratio based on internal and peer historical losses adjusted as appropriate for qualitative factors. The qualitative factors Management considers include company-specific, market, industry or business-specific data, the value of collateral, the short-term duration of remaining contractual terms, a consistent historical track record of real estate pricing, market changes in underlying loan composition of specific portfolios, trends related to credit quality, delinquency, non-performing and adversely rated loans, and reasonable and supportable forecasts of economic conditions. Due to the Company’s limited history, we utilized the SCALE method developed by the Federal Reserve System for estimating current expected credit losses for institutions with assets of less than $1B to determine an appropriate lifetime loss rate for our loan portfolio. The SCALE tool, also developed by the Federal Reserve System, uses publicly available data from Schedule RI-C of the Call Report to derive the initial proxy expected lifetime loss rates. The data reported in Schedule RI-C requires institutions with $1 billion or more in total assets to report disaggregated information by portfolio segment on the amortized cost basis of held-for-investment loans and leases and the related balance in the allowance for credit losses at the end of each quarter in accordance with ASU 2016-13. The allowance for credit losses was $359,745 and $84,414 as of December 31, 2024 and December 31, 2023, respectively. Refer to Note 2 Summary of Significant Accounting Policies in the notes to the financial statements within the section titled Allowance for Current Expected Credit Losses (“ACL”) for further details regarding our ACL and our process for calculating the allowance for credit losses.

Liquidity and Capital Resources

The Company is seeking to raise up to $75,000,000 of capital in its Offering by Selling Class A Preferred Shares to Investors. In addition, the Company is seeking to raise up to $75,000,000 of capital in its Offering by selling Class B, C, and D Preferred Shares to Investors through a Regulation D 506c offering filed on February 2, 2023. The Company expects to deploy the majority of the capital to acquire and manage real estate backed loans, as well as other real estate related assets, to include single family homes and smaller, multi-family residential properties. Our Preferred Shares are not currently listed on a national securities exchange or included for quotation on a national securities market, and there is currently no intention of listing our Preferred Shares.

As of December 31, 2024, the Company’s operations were being funded by Net Operating Income, Ownership, and Investor proceeds from the issuance of its Series A Preferred Shares. The total net amount funded by Ownership was $222,000 and is included in Additional Paid-in Capital on the Balance Sheet.

We require capital to fund our investment activities and operating expenses. Our sources of capital may include net proceeds from our future Offerings, cash flow from operations, net proceeds from asset repayments and sales and borrowings under credit facilities.

We anticipate that cash on hand, along with future operational cash flows and proceeds from potential future offerings, will provide sufficient liquidity to meet our future funding commitments and operational costs.

Should the Company decide to invest in residential real estate properties, it may consider financing options that allow leveraging the purchase on favorable terms while still generating a return. As of December 31, 2024 and 2023, the Company did not secure any leverage.

If we are unable to raise additional funds, we may face long-term liquidity and capital resource challenges. This would result in fewer investments, leading to less diversification in the type, number, and size of our investments. Additionally, we could experience greater fluctuations based on the performance of the specific assets we acquire. Moreover, our inability to secure substantial funds would increase our fixed operating expenses as a percentage of gross income and limit our ability to make distributions. We expect to continue paying dividends on Preferred Shares and Bonus Shares on a monthly basis in the near term.

Off Balance Sheet Arrangements

In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in the financial statements. Specifically, the Company disburses loan proceeds for its real estate construction loans based on predetermined milestones related to the progress of the construction project. Requests for funding are submitted to the Company by the borrower on the A1A G702 Application and Certificate for Payment form (“Draw Schedule”). The Company periodically hires an inspector to go to the construction site to review the progress on the project and verify the percentage of completion of each component of the Draw Schedule. The Company’s unfunded loan balance of $301,306 as of December 31,2024 is related to three construction loans with scheduled completion dates in 2025. The Company’s unfunded loan balance of $2,774,988 as of December 31, 2023 is related to one loan. The Company’s obligation for the unfunded loan amount is not immediate, and will be based on the project’s various stages of completion in 2025. The Company’s obligation will be funded by net operating income and capital raised in the Offering; funds received from other Business Purpose loans coming to maturity; and payments received from contractual obligations due to the Company from its residential mortgage loans.

Plan of Operations

In order to operate our Company for 12 months, we estimate that approximately $2.5 million in funds will be required. The Company had approximately $2 million in cash as of December 31, 2024. If we fail to generate revenues from our portfolio, we will be required to fund operations with existing proceeds from the issuance of Series A Shares and/or we will be forced to liquidate part of our portfolio to be able to fully carry out our plan of operations.

Trend Information

As of December 31, 2024, the Company continues to monitor a challenging economic environment influenced by persistently high inflation, elevated interest rates, and a broad increase in homeownership costs. Over the past year, these factors contributed to a modest rise in delinquencies within our portfolio, particularly among previously performing borrowers. In response, we allocated additional resources to servicing and resolution strategies aimed at preserving asset value and borrower equity.

We anticipate these pressures may persist in the near term; however, we remain cautiously optimistic about the Company’s positioning and the potential long-term benefits of current market trends. Key observations include:

●	Borrower Pressure from Housing Cost Increases: We are seeing increased financial stress among homeowners due to rising property taxes and sharply higher homeowners’ insurance premiums. These increases, when combined with inflationary pressures and softening labor market conditions, are making it more difficult for some borrowers to remain current. This trend may result in a moderate expansion of the inventory of distressed mortgage assets, aligning with the Company’s acquisition focus.

●	Resolution Incentives Remain Strong: In many markets, elevated rental rates have exceeded the cost of existing mortgage payments, motivating defaulted borrowers to pursue retention strategies such as loan modifications or reinstatements. These conditions support more cooperative borrower behavior and improved resolution outcomes.

Although future economic conditions remain uncertain, we believe that the current climate supports the Company’s strategy and may offer expanded opportunities consistent with our long-term objectives.

Item 3. Directors and Officers

Executive Officers, Directors and Key Employees

The Company will be managed by Christopher Seveney, the President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board. Christopher Seveney is an experienced real estate professional who has been actively buying and selling mortgage notes since 2016. During this time, he has acquired over 600 notes with UPBs in excessive of $75M in over forty states. Prior to investing in mortgage notes, Chris built a multimillion-dollar portfolio of assets through new construction and rehabilitating existing properties in his own portfolio along with having managed the construction of over $750M in new construction in his twenty-five year professional career.

Lauren Wells is a founding member of the Company and works full-time to assist Mr. Seveney in the management of the Company. Ms. Wells’ title will be Chief Strategy Officer where she will lead the strategic evaluation of market research and implement, lead and support the business strategies. She will also be responsible for setting the corporate marketing and sales goals.

Ms. Wells earned a Bachelor of Arts from UC Santa Barbara. She has worked with Chris Seveney since 2021 in a senior level position working side by side with Chris on fund management and business strategy.

She brings over 10 years of business development, sales and project management experience to the company. Prior to joining the company, she worked as a senior consultant with SAAS startups including Procore and LinkedIn to build and scale their sales organizations. This included developing forecasts, defining target markets, identifying acquisition opportunities and establishing new sources of revenue. Ms. Wells has also been a real estate investor since 2010. During this time, she has helped grow and manage a portfolio of over 100 assets which include both residential real estate and mortgage notes.

Management reserves the right to make additional hires in the interests of the Company and in the sole discretion of Management.

Name	Position	Age	Term of Office	Full or Part Time
Christopher Seveney	President, Chief Executive Officer and Chairman of the Board of Directors	49	3 (2025-2028)	Full
Lauren Wells	Vice President, Investor Relations & Strategy, Member at Large	36	2 (2024-2026)	Full
Jeffrey Laroche[1]	Member at Large	51	2 (2024-2026)	Board Only
Alan Belniak[2]	Member At Large	50	2 (2024-2026)	Board Only

Management Compensation

The table below presents the annual compensation of each of the two highest paid executive officers and directors of the Company for its current (2023) fiscal year.

Name	Title	Annual Cash Compensation		Other Compensation	Total Compensation
Christopher Seveney	President, CEO, CFO and Chairman of the Board	$300,000	[3]	$0	$300,000
Lauren Wells	Chief Strategy Officer & Board Secretary	$200,000		$0	$200,000

The Company’s directors do not receive additional compensation for their service on the Board or attendance at Board meetings.

[1]	Non-compensated Member at Large of the Board of Directors.

[2]	Non-compensated Member at Large of the Board of Directors. The Company entered into a contract with Mr. Belniak for general marketing consulting services on February 6, 2023. The terms of the contract are $130 per hour not to exceed 20 hours per month.

[3]	Mr. Seveney will receive an annual base salary of $300,000 plus additional benefits such as health, life, and disability insurance, as well as retirement benefits in the company 401k plan. Mr. Seveney is the sole common stockholder and therefore is likely to receive additional compensation by way of his entitlement to the common stockholder distributions. Mr. Seveney’s compensation and benefits, just like all other employees, will be a Fund Expense.

[4]	Ms. Wells’ employment commenced on March 28, 2022. She is entitled to benefits in the way of health, life, and disability insurance, as well as retirement benefits in the form of the company 401k plan. Ms. Wells’ compensation and benefits, just like all other employees, will be Fund Expense.

Management Affiliates

Mr. Seveney is also a principal in other companies involved in affiliated businesses. These Affiliates include, but are not limited to: Y&R 2022, LLC, Sunnyhill Ventures 2020 LLC and 7E-1 LLC,

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of April 1, 2025, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities or having the right to acquire those securities. The table assumes that all options and warrants have vested. The company’s voting securities include all shares of Common Stock.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent
Christopher Seveney 5242 Port Royal Rd #1785, North Springfield, VA 22151	Common Stock	1,000,000	0	100%

Item 5. Interest of Management and Others in Certain Transactions

Chris Seveney is the President and CEO and will be responsible for the day-to-day operations of the Company. Mr. Seveney is the majority owner of the common stock.

Mr. Seveney is also a principal in other companies involved in affiliated businesses including 7E-1 LLC, Sunnyhill Ventures 2020 LLC and Y&R 2022 LLC.

Lauren Wells is the Chief Strategy Officer and is responsible for driving strategic initiatives, market research evaluation, capital markets and business development.

Item 6. Other Information

The Company has no Other Information to report.

Item 7. Financial Statements

grant thornton llp 2001 Market Street, Suite 800 Philadelphia, PA 19103 D +1 215 561 4200 F +1 215 561 1066

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

CWS Investments Inc.

Opinion

We have audited the financial statements of CWS Investments Inc.(a Virginia corporation) (the “Company”), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits of the financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

April 30, 2025

CWS Investments Inc.

Balance Sheets

As of December 31, 2024 and December 31, 2023

	2024	2023
ASSETS
Residential Mortgage Loans, held-for-sale, net	$1,034,747	$3,616,425
Business Purpose Loans, held-for-investment, net	17,088,695	8,761,978
Real Estate Property, held-for-investment net	-	559,771
Real Estate Property, held-for-sale, net	377,938	-
Other Real Estate Property, held-for-sale	1,728,961	300,900
Internal-use Software Intangible Asset, net	63,436	126,873
Cash and Cash Equivalents	2,005,540	1,064,555
Accounts Receivable	232,447	-
Interest Receivable	6,164	77,529
Other Receivables, net	2,424,072	149,440
Prepaid Expenses	21,969	34,920
Due From Related Parties	17	936
Cash Surrender Value of Company-owned Life Insurance Policies	19,477	5,942
Furniture and Equipment, net	5,390	5,050
Total Assets	25,008,853	14,704,319

LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Accounts Payable	$60,398	$39,240
Credit Card Obligations	10,887	76,836
Accrued Liabilities	103,845	62,973
Tax Payable	51,895	-
Liability for Credit Losses on unfunded loan commitments	4,072	35,609
Total Liabilities	231,097	214,658

Commitments and Contingencies
Series A Preferred Stock, 3,433,889 and 2,142,588, Shares Issued and Outstanding at December 31,2024 and December 31, 2023, respectively, at Redemption Value	32,930,260	20,501,360
Stockholders’ Deficit
Common Stock 1,000,000 Shares Authorized, 1,000,000 Shares Issued and Outstanding; Zero Par Value Per Share	-	-
Additional Paid-in Capital	-	-
Accumulated Deficit	(8,152,504)	(6,011,699)
Total Stockholders’ Deficit	(8,152,504)	(6,011,699)
TOTAL LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$25,008,853	$14,704,319

See accompanying notes to the financial statements

CWS Investments Inc.

Statements of Operations

For the Years Ended December 31, 2024 and December 31, 2023

	2024	2023
REVENUES
Mortgage Loans:
Interest Income	$239,120	$270,600
Late Fees and Other	62,353	8,662
Business Purpose Loans:
Interest Income	1,668,948	723,096
Lender Fees	358,091	132,826
Late Fees and Other	37,422	-
Rental Revenue	115,564	94,969
Other Revenue	6,901	31,579
Total Revenues	2,488,399	1,261,732

OPERATING EXPENSES
Personnel Expenses	1,641,482	1,545,294
Loan Expenses	183,733	176,911
Real Estate Property Expenses	176,457	168,263
General and Administrative	621,403	668,869
Provision for Credit Losses	172,786	146,243
Total Operating Expenses	2,795,861	2,705,580

OTHER INCOME
Gain on Transfer of Loan to OREO	373,980	130,716
Gain on Sale of Mortgage Loans	500,131	249,748
Gain (Loss) on Sale of OREO	(19,542)	13,562
Gain on Sale of Real Estate Property	61,651	-
Total Other Income	916,220	394,026
INCOME (LOSS) BEFORE TAXES	608,759	(1,049,822)
Income Tax Expense	54,626	-
NET INCOME (LOSS)	$554,133	$(1,049,822)
Series A Preferred Stock Dividends	(2,236,493)	(1,273,105)
NET LOSS AVAILABLE TO COMMON STOCKHOLDER	$(1,682,360)	$(2,322,927)

See accompanying notes to the financial statements

CWS Investments Inc.

Statements of Cash Flows

For the Years Ended December 31, 2024 and December 31, 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$554,133	$(1,049,822)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used) in Operating Activities:
Cash Surrender Value of Company-owned Life Insurance Policies	(13,535)	(5,942)
Amortization of Internal-use Software	63,437	106,637
Amortization of In-place Lease Intangible Assets	-	37,500
Debt Issuance Costs, net	(2,516)	(19,728)
Furniture and Equipment: Accumulated Depreciation	1,540	1,503
Disposal of F&E, net of Accumulated Depreciation	1,711	-
Accrued Interest BPL HFI	(100,593)	-
Initial ACL on PCD loan BPL HFI	86,857	-
Accretion of BPL HFI discount (Lender Fees and Prepaid Interest)	(1,009,079)	-
Real Estate Property, HFI: Accumulated Depreciation	4,512	12,155
Liability for Credit Losses on Unfunded Loan Commitments	(31,537)	35,609
Provision for Losses on Recoverable Loan Expenses	15,850	26,220
Provision for Losses on BPL HFI	188,474	84,414
Loss (Gain) on Sale of OREO	19,542	(13,562)
Gain on Transfer of Loan to OREO	(373,980)	(130,716)
Gain on Sale of Mortgage Loans	(500,131)	(249,748)
Gain on Sale of Real Estate Property	(61,651)	-
Purchase of RML HFS	-	(3,189,665)
Loan Costs RML HFS	-	(35,887)
Principal Payments RML HFS	653,465	654,275
Proceeds from sale of RML HFS	1,148,743	1,051,688
Income Tax withholdings from Real Estate Property, HFS sale proceeds	6,525	-

Changes in Operating Assets and Liabilities
Contribution Receivable	-	11,000
Accounts Receivable, net of Real Estate Property, HFS sale proceeds in transit	-	-
Other Receivables, net of RML HFS sale proceeds in transit	(398,730)	(159,500)
Prepaid Expenses	12,951	17,975
Due From Related Parties	919	10,662
Interest Receivable	71,365	(64,138)
Credit Card Obligations	(65,949)	(96,321)
Accrued Liabilities	40,872	6,698
Tax Payable	51,895	-
Accounts Payable	21,158	(48,558)
Net Cash Provided by (Used in) Operating Activities	386,248	(3,007,251)

CASH FLOWS FROM INVESTING ACTIVITIES
Origination and funding of construction draws BPL HFI, net of discount	(9,690,172)	(9,473,300)
Purchases of PCD Loans BPL HFI	(3,481,539)	-
Principal Payments on BPL HFI	5,681,851	646,636
Funds paid to 1st lienholder BPL HFI	(1,834,657)	-
Purchases of Internal Use Software Intangible Asset	-	(233,510)
Purchases of Furniture and Equipment	(3,592)	-
Funds paid to 1st lienholder for property assumed through foreclosure	-	(144,000)
OREO Improvements	(142,474)	-
Improvements of Real Estate Property, HFI	-	(137,549)
Proceeds from Sale of OREO	291,358	103,562
Net Cash Used in Investing Activities	(9,179,225)	(9,238,161)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series A Preferred Shares	12,517,400	14,125,230
Redemption of Series A Preferred Shares, net of penalties	(79,450)	(198,440)
Offering Costs	(467,495)	(1,636,301)
Distributions to Preferred Stockholders	(2,236,493)	(1,273,105)
Net Cash Provided by Financing Activities	9,733,962	11,017,384

Net Increase in Cash and Cash Equivalents	940,985	(1,228,028)
Beginning of Year or Period	1,064,555	2,292,583
End of Year or Period	$2,005,540	$1,064,555

Supplemental Noncash Information:
Reclassification of the Principal Balance of loans held-for-sale to real estate property held-for-sale acquired through the foreclosure process	$1,222,507	$116,184
Income tax paid in 2024	$6,925	$-

See accompanying notes to the financial statements

CWS Investments Inc.

Statement of Changes in Stockholders’ Deficit

For the Years Ended December 31, 2024 and 2023

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at January 1, 2023	$-	$-	$-	$(2,079,531)	$(2,079,531)
Issuance of Series A Preferred Shares	14,125,230	-	-	-	14,125,230
Reclassification of Preferred Stock at Redemption Value	(14,125,230)	-	-	-	(14,125,230)
Redemption of Series A Preferred Shares	(225,500)	-	-	-	(225,500)
Reclassification of Redeemed Preferred Stock at Redemption Value	225,500	-	-	-	225,500
Penalties on Early Redemption of Series A Preferred Shares	-	-	-	27,060	27,060
Offering Costs	-	-	-	(1,636,301)	(1,636,301)
Distributions to Preferred Stockholders	-	-	-	(1,273,105)	(1,273,105)
Net Loss	-	-	-	(1,049,822)	(1,049,822)
Balance at December 31, 2023	$-	$-	$-	$(6,011,699)	$(6,011,699)
Issuance of Series A Preferred Shares	12,517,400	-	-	-	12,517,400
Reclassification of Preferred Stock at Redemption Value	(12,517,400)	-	-	-	(12,517,400)
Redemption of Series A Preferred Shares	(88,500)	-	-	-	(88,500)
Reclassification of Redeemed Preferred Stock at Redemption Value	88,500	-	-	-	88,500
Penalties on Early Redemption of Series A Preferred Shares	-	-	-	9,050	9,050
Offering Costs	-	-	-	(467,495)	(467,495)
Distributions to Preferred Stockholders	-	-	-	(2,236,493)	(2,236,493)
Net Income	-	-	-	554,133	554,133
Balance at December 31, 2024	$-	$-	$-	$(8,152,504)	$(8,152,504)

See accompanying notes to the financial statements

CWS Investments Inc.

Notes to the Financial Statements

1. ORGANIZATION AND BUSINESS

Nature of Operations

CWS Investments Inc. (the “Company” or “we” or “our”) is a Virginia-based corporation, formed on February 22, 2022. The Company specializes in acquiring and managing real estate-backed loans and other real estate-related assets, including single-family homes and smaller multi-family residential properties.

Acquisition and Management of Real Estate-Backed Loans: The Company purchases performing and non-performing promissory notes, lines of credit, and land installment contracts secured by real property (“Notes”) across the United States. Our acquisitions adhere to conservative loan-to-value characteristics, ensuring that the Notes are fully secured. We believe this conservative approach mitigates risk and enhances the stability of our investment portfolio.

Origination and Purchases of Business-Purpose Loans: In addition to acquiring Notes, the Company engages in originating and purchasing business purpose loans throughout the United States. These loans are designed to support various business activities and are secured by real estate, further aligning with our conservative investment strategy.

While the Company primarily invests in first mortgages, we may opportunistically invest in second mortgages if our stringent conservative criteria are met. This flexibility allows the Company to capitalize on favorable market conditions while maintaining a prudent risk profile.

Investment in Real Estate Properties: The Company may also invest in middle and upper-class single-family homes and smaller multi-family residential properties. When investing in single-family homes and/or multi-family properties, the Company will do so on a cash basis, ensuring that leverage does not exceed 70% loan-to-value. Additionally, the Company may undertake any actions incidental and conducive to the furtherance of its stated purposes.

Offering of Securities

The Company is offering a maximum amount of $75,000,000 of a single class (“Class A”) of Redeemable Series A Preferred Stock (“Preferred Stock” or “Shares”) at an offering price of $10 per share (the “Offering”). The minimum permitted purchase is $5,000 for Class A Shares. The Offering is being conducted pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Offering will terminate on the earlier of 12 months from the date the offering circular was qualified by the Securities and Exchange Commission (“SEC”) (which date may be extended for an additional two years in the Company’s sole discretion) or the date when all Shares have been sold. The Offering Circular was qualified by the SEC on July 13, 2022, and the Company filed a Post Offering Statement on June 30, 2023 to extend the offering past the July 13, 2023 termination date. The Company filed an additional Post Offering Statement on August 19, 2024 to extend the offering until July 13, 2025.

The Company notified the SEC on February 2, 2023 of the intent to offer Class B, Class C, and Class D Preferred Stock (“Class B, C, D Preferred Stock” or “Class B, C, D Shares”) through a Regulation D 506c offering (“Reg D 506c”). Reg D 506c offers accredited investors an opportunity to purchase Class B, C, D Shares in the Company in the minimum aggregate amount of $100,000 and up to the maximum aggregate amount of $75,000,000. The minimum investment varies depending on the class of shares. For Class B Shares, the minimum investment is $100,000. For Class C Shares, the minimum investment is $250,000. For Class D Shares, the minimum investment is $1,000,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Company adopted the calendar year as its basis of reporting.

Segment Reporting

ASC Topic 280, Segment Reporting, requires public entities to report financial and descriptive information about their reportable operating segments. The Company adopted ASU 2023-07 “Segment Reporting (Topic 280) – Improvement to Reportable Segment Disclosures” on January 1, 2024.

The Company’s chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer and President (“CEO”). The CEO is responsible for allocating the Company’s resources and for assessing its operating performance.

The Company has identified one reportable segment: investing in primarily mortgage related single-family and multi-family residential assets within the U.S. Factors used to identify the reportable segment include the basis of the Company being organized to invest in mortgage-backed loans and other real estate assets. We derive our revenues from interest income on loans, origination and other lender fees on loans, and gains on residential mortgage loans purchased in the secondary market at a discount and subsequently sold.

The accounting policies of the operating segment are the same as those described in the Summary of Significant Accounting Policies. No differences exist between the measurements used for internal management reporting purposes and those used in the Company’s consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles. The CODM reviews financial information for the overall investment portfolio of assets and assesses the operating results and performance of the Company as a whole without differentiating between loan classification or status. The allocation of company-wide resources, specifically head count, is determined by the CODM based on net income calculated on the same basis as the net income reported in the Company’s Statements of Operations. The CODM is regularly provided with expense information at a level consistent with that disclosed in the Company’s Statements of Operations. The CODM uses net income to monitor budgeted versus actual results in assessing the performance of the segment. The measure of segment assets is reported on the Balance Sheets as Total Assets.

The Company did not have any intra-entity sales or transfers.

Reclassifications

Certain items in the Company’s prior year Statements of Operations were reclassified to conform to the current presentation.

Use of Estimates

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of revenue recognition; valuation of accounts receivable, other receivables, loans held for investment, real estate property held for investment; evaluating impairment on loans and real estate properties held for sale; the allowance for credit losses; fair values of financial instruments; realization of deferred tax assets; income taxes; and contingencies and litigation, among others. Some of these judgments can be subjective and complex, and consequently, actual results may differ from these estimates. For any given individual estimate or assumption made by the Company, there may also be other estimates or assumptions that are reasonable.

Risks and Uncertainties

Industry Risk

The real estate market is inherently speculative and unpredictable. The Company’s assets are secured by real estate holdings. In the event of a market downturn, the Company may face challenges in paying dividends or redeeming outstanding shares at the stated redemption price. Over the past two decades, the real estate industry has experienced significant fluctuations, including the notable downturn from 2007 to 2009. Such events can impact the Company’s ability to generate revenue and subsequently distribute dividends and proceeds.

Risks Relating to Real Estate Loans

The ultimate performance and value of the Company’s investments will depend upon, in large part, the underlying borrower on the mortgage’s ability to perform and the Company’s ability to operate any given property so that it produces sufficient cash flows necessary to generate profits. Revenues and cash flows may be adversely affected by: changes in national or local economic conditions; changes in local real estate market conditions due to changes in national or local economic conditions or changes in local property market characteristics, including, but not limited to, changes in the supply of and demand for competing properties within a particular local property market; competition from other properties offering the same or similar services; changes in interest rates and the credit markets which may affect the ability to finance, and the value of, investments; the on-going need for capital improvements, particularly in older building structures; changes in real estate tax rates and other operating expenses; changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, hurricanes, and other natural disasters, acts of war, or terrorism, which may decrease the availability of or increase the cost of insurance or result in uninsured losses; changes in governmental rules and fiscal policies which may result in adverse tax consequences, unforeseen increases in operating expenses generally or increases in the cost of borrowing; decreases in consumer confidence; government taking investments by eminent domain; various uninsured or uninsurable risks; the bankruptcy or liquidation of Borrowers or tenants; adverse changes in zoning laws; the impact of present or future environmental legislation and compliance with environmental laws. If property securing loans becomes real estate owned as a result of foreclosure, the Company bears the risk of not being able to sell the property to recover the investment, and the Company is exposed to all the risks associated with the ownership of real property.

Redeemable Shares

All Series A Preferred Shares contain a redemption feature which allows for the redemption of such Shares. Class A Preferred Stock is subject to a four year holding period (“Class A Lock-up Period”), and Class B, C, and D Preferred Stock is subject to a three year holding period (“Class B, C, D Lock-up Period”). In accordance with ASC 480, conditionally redeemable Series A Preferred Shares (including Class A and Class B, C, and D Preferred Stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The Company recognizes changes in redemption value immediately as they occur. However, while Series A Preferred Shares that are redeemed prior to the applicable Lock-up Period are subject to a penalty or discount to the redemption value, such Series A Preferred Shares have been presented at the original sales price of $10 per share. Further, Class A Bonus Shares received by qualifying investors have no redemption value until after the Class A Lock-up Period. As such, 140,863 and 92,452 of redeemable Series A Bonus Shares are stated at $0 redemption value on the Balance Sheets as of December 31, 2024 and December 31, 2023, respectively, and will be immediately accreted to their $10 per share redemption value following completion of the Lock-up Period. Accordingly, 3,433,889 and 2,142,588 Series A Preferred Shares subject to possible redemption at the redemption amount were presented as temporary equity, outside of the shareholders’ deficit section of the Company’s Balance Sheets as of December 31, 2024 and December 31, 2023, respectively.

Loan Classification

Loans Held for Sale (“LHFS”)

Loans are classified as held-for-sale when management has positively determined that the loans will be sold in the foreseeable future and the Company has the intent and ability to do so. The Company’s held-for-sale loans typically consist of residential mortgage loans. The classification may be made on or after the loan’s origination or purchase date. Once a decision has been made to sell loans not previously classified as held-for-sale, such loans are transferred into the held-for-sale classification and carried at the lower of cost or estimated fair value on an individual loan basis. The fair value of LHFS is based on prevailing market prices as reported in Whole Loan Pricing Reports from reputable whole loan trading companies specializing in sales and analytics such as RAMS Mortgage Capital (“RAMS”) and MIAC Analytics. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans Held for Investment (“LHFI”)

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost, net of the allowance for current expected credit losses. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts, accrued interest, deferred loan fees and costs, and impairment losses. Interest on LHFI is recognized by using the effective-interest method on the principal amounts outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized in lender fee income.

The Company did not have any reclassifications of loans between held for sale and held for investment in 2024 and 2023.

Loan Impairment

Loans considered held-for-sale are evaluated for impairment by Management at each reporting date. A valuation allowance is recorded to the extent that the fair value of the loan is less than the carrying value of the loan. No valuation allowance for loans held-for-sale was recorded as of December 31, 2024 and December 31, 2023.

Charge-offs

The Company records charge-offs for loans held-for-investment when Management determines that all, or a portion, of the unpaid principal balance is uncollectible, which generally occurs when all reasonable means of recovering the loan balance have been exhausted. Such determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to cover the loan amount. When Management deems all or a portion of a loan to be uncollectible, the appropriate amount is written off and the ACL is reduced by the same amount. Subsequent recoveries, if any, are credited to the ACL when received. Costs incurred to recover charged-off loans are recorded as an expense and included in the Statements of Operations. The Company did not record any charge-offs in 2024 or 2023.

Loan Origination Fees and Costs

Loan origination fees and costs associated with LHFS are deferred and included as part of the loan balance until the loan is sold. For LHFI, direct loan origination costs and origination fees are offset, and the net amount is deferred and amortized over the life of the related loan using the interest method described in ASC 835, Interest. The Company does not amortize deferred net fees or costs during periods in which interest income on the loan is not being accrued because of concerns about the collection of principal and interest from the borrower. Net deferred fees from the origination of business purpose loans in the amount of $358,091 and $132,826 were amortized into income for the years ended 2024 and 2023, respectively.

Purchased Credit Deteriorated Assets (“PCD”)

Purchased credit deteriorated refers to a financial asset that has experienced a significant deterioration in credit quality since its origination, and has been purchased, not originated by the current holder. PCD assets are accounted for using a “gross-up” method, where the expected credit losses are added to the purchase price to determine the initial amortized cost.

The Company assesses what is more-than-insignificant credit deterioration since origination and considers the purchased assets with the following characteristics to be consistent with the factors that affect collectability in ASC 326-20-55-4. The Company records the allowance for credit losses in accordance with ASC 326-20-30-13 for the following assets:

a. Financial assets that are delinquent, including maturity default, as of the acquisition date

b. Financial assets that have been downgraded since origination

c. Financial assets that have been placed on nonaccrual status

d. Financial assets for which, after origination, credit spreads have widened beyond the threshold specified in its policy.

PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment and can be found in the section titled Allowance for Current Expected Credit Losses (“ACL”). In accordance with ASC 326-20, when an entity uses a non-discounted cash flow method, the initial allowance for credit losses for PCD assets should be based on the asset’s unpaid principal balance and not its amortized costs basis. The initial allowance is then added to the asset’s “initial amortized cost basis” (e.g. purchase price). This is required by the guidance in ASC 326-20-30-14 and was needed to avoid a potentially circular calculation in which the allowance is based on the collectability of the amortized cost bases of an asset, but it also impacts the amortized cost basis through the PCD gross up. When subsequently measuring the ACL, ASC 326-20-35-1 states that the method used to determine the allowance should generally be applied consistently over time. As such, the ACL on a PCD asset is based on the unpaid principal balance and not the amortized cost basis of the asset when using a non-discounted cash flow approach.

The Company measures expected credit losses of PCD assets on a collective, or pool, basis when the financial asset has similar characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assesses these assets on an individual basis. The sum of the loan’s purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision for credit losses expense.

In accordance with ASC 310-10-35-53C, the recognition of income on PCD assets is dependent on having a reasonable expectation about the amount to be collected over the life of the asset. When we can no longer reasonably estimate the amount expected to be collected, we place the PCD asset on nonaccrual status. The ability to place a financial asset on nonaccrual status is not used to circumvent the recognition of a credit loss. When a PCD asset is placed on nonaccrual status, the accrual of interest on loans and the accretion of any noncredit discount or premium is discontinued. Any payments received by the Company while a PCD loan is in nonaccrual status are applied against principal.

Allowance for Current Expected Credit Losses (“ACL”)

The Company adopted the current expected credit loss (“CECL Standard”) on January 1, 2023. The CECL Standard replaced the incurred loss model under existing guidance with an expected loss model for instruments measured at amortized cost, including loan receivables and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). With the adoption of CECL, the definition of impaired loans was removed from accounting guidance.

The ACL is a valuation account that is deducted from the amortized cost basis of LHFI to present the net amount expected to be collected. The Company estimates the ACL based on the non-PCD loan’s amortized cost basis and PCD loan’s unpaid principal balance (“UPB”). Expected credit losses are reflected in the ACL through a charge to provision for credit loss expense. When the Company deems all or a portion of a loan to be uncollectible, the appropriate amount is written off and the ACL is reduced by the same amount. The Company applies judgment to determine when a loan is deemed uncollectible; however, a loan will typically be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the ACL when received.

The Company’s methodologies for estimating the ACL take into account available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual lives of the financial assets that are reasonable and supportable, to the identified pools of financial assets with similar risk characteristics for which the historical loss experience was observed.

The Company measures expected credit losses of financial assets on a collective, or pool, basis, when the financial assets share similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assesses these assets on an individual basis. The Company uses a loss-rate method to estimate expected credit losses. The Company applies an expected loss ratio based on internal and peer historical losses adjusted as appropriate for qualitative factors. The qualitative factors Management considers include company-specific, market, industry or business-specific data, the value of collateral, the short-term duration of remaining contractual terms, a consistent historical track record of real estate pricing, market changes in underlying loan composition of specific portfolios, trends related to credit quality, delinquency, non-performing and adversely rated loans, and reasonable and supportable forecasts of economic conditions. Due to the Company’s limited history, we utilized the SCALE method developed by the Federal Reserve System for estimating current expected credit losses for institutions with assets of less than $1B to determine an appropriate lifetime loss rate for our loan portfolio. The SCALE tool, also developed by the Federal Reserve System, uses publicly available data from Schedule RI-C of the Call Report to derive the initial proxy expected lifetime loss rates. The data reported in Schedule RI-C requires institutions with $1 billion or more in total assets to report disaggregated information by portfolio segment on the amortized cost basis of held-for-investment loans and leases and the related balance in the allowance for credit losses at the end of each quarter in accordance with ASU 2016-13.

Management’s process for evaluating the ACL is:

1.	Assign each loan to a portfolio segment based on standard Mortgage Call Report segments. The segments are:

a.	Real Estate Construction - includes loans which were given to borrowers for rehabilitation/construction of property.

b.	Real Estate Commercial - includes loans given to borrowers for commercial assets including retail, office or multifamily (5 or more units).

c.	Real Estate Residential - includes loans on single family (1-4 unit) properties that were not undergoing any rehabilitation or construction.

2.	Input the aggregated amortized cost, including accrued interest, for loans in each segment.

3.	Calculated the Life of Loan Loss Rate by using the sum of a) the expected loss rate from the Federal Financial Institutions Examination Council (“FFIECC”) schedule RI-C on a national level for each portfolio segment and b) adjustment for qualitative factors, if any. Based on Management’s assessment of qualitative factors, no qualitative adjustment was deemed necessary as of December 31, 2024 and 2023.

4.	Calculated the ACL for each segment of loans assessed on a pooled basis before any adjustment for historical loss experience by multiplying a) the aggregated amortized cost for each segment and b) the Life of Loan Loss Rate.

5.	Calculated the adjustment for historical loss experience based on a combination of the Company’s experience and the historical institution and peer net charge-off rates using the net loss to average total Loans and Leases (“LNLS”) to the Peer (national) net loss to average total LNLS found in the Uniform Bank Performance Report.

6.	Entered the expected losses on loans assessed on an individual basis.

7.	The ACL was calculated as $359,745 and $84,414 as of December 31, 2024 and 2023, respectively. The Company assigns the ACL to each pooled loan proportionally, based on its amortized cost relative to the total amortized cost.

There were no changes in the factors that influenced management’s estimate of expected credit losses, including changes to policies, methodology, or rationale, from the prior period. Consequently, there are no quantitative effects of changes in the ACL calculation in 2024 and 2023. Management believes the ACL is adequate to cover estimated losses on loans as of December 31, 2024 and 2023.

The Company’s estimate of the ACL reflects losses expected over the remaining contractual life of the loans. The contractual term does not consider extensions, renewals or modifications unless the Company has identified an expected troubled loan modification.

The following table presents a rollforward of the ACL by portfolio segment for the years ended December 31, 2024 and 2023:

	As of December 31, 2024
	RE-Construction	RE-Commercial	RE-Residential	Total

Balance at beginning of year	$44,678	$14,046	$25,690	$84,414
Reversal of ACL due to Payoff	(20,344)	-	(14,016)	(34,360)
Provision for Losses non-PCD	73,377	51,540	26,878	151,795
Initial allowance on PCD loans	11,241	-	75,616	86,857
Provision for Losses PCD	9,193	-	61,846	71,039
Ending Balance	$118,145	$65,586	$176,014	$359,745

	As of December 31, 2023
	RE-Construction	RE-Commercial	RE-Residential	Total

Balance at beginning of year	$-	$-	$-	$-
Provision for Losses non-PCD	44,678	14,046	25,690	84,414
Ending Balance	$44,678	$14,046	$25,690	$84,414

Off-Balance-Sheet Credit Exposures

ASC 326-20-50-22 defines off-balance-sheet credit exposures as the credit exposures on off-balance-sheet loan commitments, standby letters of credit, financial guarantees not accounted for as insurance, and other similar instruments, except for instruments within the scope of Topic 815.

The Company estimates its liability for off-balance sheet credit exposures for unfunded loan commitments using the loss-rate method. The loss-rate method Management used is the SCALE method discussed in the section titled Allowance for Current Expected Credit Losses (“ACL”). Additionally, Management considered the same qualitative factors in its calculation of the liability for credit losses related to unfunded loan commitments as discussed in the section titled Allowance for Current Expected Credit Losses (“ACL”).

Cash Surrender Value of Company-owned Insurance (“COLI”) Policies

The Company owns life insurance policies on officers and certain key persons. The life insurance policies are used to indemnify the Company against the loss of talent, expertise, and knowledge of key employees. Current tax regulations provide for tax-free treatment of life insurance (death benefit) proceeds. Therefore, changes in the cash surrender values of COLI policies, as they progress towards the ultimate death benefits, are recorded without tax consequences. The life insurance policies have an aggregate cash surrender value (“CSV”) of $19,477 and $5,942 as of December 31, 2024 and 2023, respectively. The CSV is reported as an asset on the Balance Sheets, net of outstanding loans of $0. The Company is responsible for paying the premiums on the policies. The Company paid premiums of $26,000 and $22,000 during 2024 and 2023, respectively.

Interest Receivable

Interest Receivable represents the amount of interest recognized, but not collected, on loans in accrual status and is included in Interest Receivable in the Balance Sheets. The following table presents interest receivable by loan type:

	As of December 31,
	2024	2023
Residential mortgage loans	$2,314	$26,004
Business purpose loans	3,850	51,525
Balance at end of year	$6,164	$77,529

The Company analyzes interest receivable balances on a timely basis, or at least monthly, to determine collectability. If an interest receivable amount is deemed uncollectible, the Company writes off the uncollectible amount through a reversal of interest income. The Company reversed $77,374 and $6,526 of interest income deemed uncollectible in 2024 and 2023, respectively.

Other Real Estate Property, held for sale (“OREO”)

OREO is property acquired in full or partial settlement of loan obligations generally through foreclosure. At acquisition, the Company records OREO at the property’s fair value less costs to sell. Concurrently, the carrying value of the loan receivable is reduced to zero. A gain on loan transfer to OREO is recorded in the Statements of Operations when the property’s fair value less estimated costs to sell is greater than the loan’s carrying value. A loss on loan transfer to OREO is recorded in the Statements of Operations when the property’s fair value less estimated costs to sell is less than the loan’s carrying value.

The OREO fair value estimates are derived from information available in the real estate markets including similar property, and often require the experience and judgment of third parties such as real estate appraisers and brokers. The estimates figure materially in calculating the value of the property at acquisition, the level of charge for loan gain or loss and any subsequent valuation reserves. After OREO acquisition, costs incurred relating to the development and improvement of the property are capitalized to the extent they do not cause the recorded value to exceed the net realizable value, whereas costs relating to holding and disposition of the property are expensed as incurred. OREO is analyzed periodically for changes in fair values and any subsequent write down is charged as an expense on the statements of income. Any recovery in the fair value subsequent to such a write down is recorded, not to exceed the OREO fair value recorded at acquisition. The Company did not record any write downs in 2024 or 2023.

Accounts Receivable

The Company’s accounts receivable of $232,447 as of December 31, 2024, include a net receivable due from the sale of real estate property on December 29, 2024.

Other Receivable, net

The Company incurs and pays loan expenses considered to be recoverable from borrowers (“Advances”). Advances include, but are not limited to; forced placed insurance, property taxes, legal, and utility bills. Proper documentation is provided to the loan servicer and subsequently, the recoverable expense is added to the loan balance. The recoverable expense may be collected directly from the borrower, may reduce proceeds in the event of foreclosure, or may reduce or increase the gain or loss upon sale of the loan. The amount of Advances outstanding at December 31, 2024 is $1,979,445, net of an allowance for credit losses of $42,070. The amount of Advances outstanding at December 31, 2023 is $119,030, net of an allowance for credit losses of $26,220. Advances are included in Other Receivables in the Balance Sheets.

Other Receivables, net in the accompanying Balance Sheets is summarized as follows:

	As of December 31,
	2024	2023
Advances - Forced placed insurance	$27,645	$35,843
Advances - Legal Fees	114,739	101,004
Advances - Miscellaneous	29,175	8,403
Advances - Payoff 1st lienholder[1]	1,834,657	-
Other	90,754	30,410
Borrower funds in transit from servicer	369,172	-
Total Other Receivables	$2,466,142	$175,660
Allowance for credit loss	(42,070)	(26,220)
Other Receivables, net	$2,424,072	$149,440

[1]	The Company advanced funds to pay off a senior lien on a property where it held a junior position. This action was taken to protect the Company’s principal investment, as allowed per the loan agreement, to prevent loss of collateral due to a pending foreclosure by the senior lienholder. This advance and the related Business Purpose Loan were repaid in full subsequent to December 31, 2024.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents. There were no such investments as of December 31, 2024 and 2023. The cash balance of $2,005,540 and $1,064,555 as of December 31, 2024 and 2023, respectively, was deposited with well-known and stable financial institutions.

The Company’s cash balances in bank deposit accounts, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Internal-use Software Intangible Asset, net

Internal-use Software Intangible Asset, as shown in the Balance Sheets, represents implementation costs of software the Company purchased to manage its loans and finance and accounting. Implementation costs of $190,310 are included in Internal-use Software Intangible Assets and are amortized on a straight-line basis over 3 years. Amortization expense related to implementation costs of $63,437 were included in General and Administrative Expense in the Statements of Operations for the years ended 2024 and 2023. The annual software license fee of $43,200 was included in General and Administrative Expense in the Statements of Operations for the years ended 2024 and 2023.

Internal-use Software Intangible Asset, net, as shown in the Balance Sheets, is comprised of the following:

	As of December 31,
	2024	2023
Internal-use Software Intangible Asset at beginning of the period	$126,873	$-
Additions	-	190,310
Less: Accumulated Amortization	(63,437)	(63,437)
Internal-use Software Intangible Asset at end of the period	$63,436	$126,873

Accrued Liabilities

The following table summarizes the amount of accrued liabilities as shown in Accrued Liabilities in the Balance Sheets:

	As of December 31,
	2024	2023
Payroll Liabilities	$47,012	$56,404
Tenant Security Deposits	-	2,500
Redemption and Distribution Payable	51,033	-
Other Miscellaneous Costs	5,800	4,069
Total Accrued Liabilities	$103,845	$62,973

Income Taxes

The Company uses the asset and liability method of ASC 740 to account for income taxes. Under this method, deferred income taxes are determined based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements which will result in taxable or deductible amounts in future years and are measured using the currently enacted tax rates and laws. A valuation allowance is provided to reduce net deferred tax assets to the amount that, based on available evidence, is more likely than not to be realized.

The recognition of certain net deferred tax assets of our reporting entities are dependent upon, but not limited to, the future profitability of the reporting entity, when the underlying temporary differences will reverse, and tax planning strategies. Further, Management’s judgment regarding the use of estimates and projections is required in assessing the Company’s ability to realize the deferred tax assets relating to Net Loss carryforwards.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. It requires a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, in an income tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Management has considered all positions expected to be taken on the 2024 and 2023 tax returns, and concluded that tax positions taken will more likely than not be sustained at the full amount upon examination. Accordingly, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2024. If any income tax exposure was identified, the Company would recognize an estimated liability for income tax items that meet the criteria for accrual. The Company has not been assessed interest or penalties by any major tax jurisdictions. If any interest and penalties related to income tax assessments arose, the Company would record them as income tax expense.

Revenue Recognition

For loans in accrual status, interest income includes interest at stated rates based on the contractual payment terms of the loan. If a loan is prepaid, the Company immediately recognizes the amount of interest calculated in the payoff statement as an increase to interest income.

For loans in nonaccrual status, interest income recognition is suspended until, in the opinion of management, a full recovery of the contractual principal and interest is expected. When a loan is in nonaccrual status, all payments received are applied to principal. If a loan in nonaccrual status is prepaid, the Company immediately recognizes the increase or decrease in the proceeds received versus the carrying value of the loan as interest income.

Rental revenue is recognized according to the guidance in ASU 2016-02, Leases (Topic 842) on a straight-line basis over the term of the lease.

During 2024, the Company recognized $6,901 of Other Revenue in the Statement of Operations which included cash rewards on its business credit cards.

During 2023, the Company recognized $31,579 of Other Revenue in the Statement of Operations which included $30,829 of cash rewards on its business credit cards and $750 of fees received from guests on the podcast for marketing.

Gain on Transfer of Loan to OREO

Gains and losses on transfers of loan to OREO are based on the difference between the fair market value of the real estate acquired through foreclosure and the carrying value of the loan at the date of transfer.

Gain on Sale of OREO

Gains and losses on sales of OREO are calculated by comparing the carrying value of the property acquired through foreclosure with the proceeds received from the sale. If the sale proceeds exceed the book value, a gain is recognized. Conversely, if the sale proceeds are less than the book value, a loss is recognized.

Gain on Sale of Mortgage Loans

Gains and losses on sales of mortgage LHFS are based on the difference between the selling price and the carrying value of the loan sold.

Gain on Sale of Real Estate Property

Gains and losses on sales of real estate property held-for-sale are based on the difference between the sales price, less sales commissions and other costs, and the carrying value of the real estate sold.

Real Estate Property, held-for-investment, net

Real Estate Purchase Price Allocations

Upon the acquisition of real estate properties which do not constitute the definition of a business, the Company recognizes the assets acquired, the liabilities assumed, and any noncontrolling interest as of the acquisition date, measured at their relative fair values. Acquisition-related costs are capitalized in the period incurred and are recorded to the components of the real estate assets acquired. In determining fair values for multifamily apartment acquisitions, the Company assesses the acquisition-date fair values of all tangible assets, identifiable intangible assets and assumed liabilities using methods like those used by independent appraisers (e.g., discounted cash flow analysis) and which utilize appropriate discount and/or capitalization rates and available market information. In determining fair values for single-family residential home acquisitions, the Company utilizes information obtained from county tax assessment records and available market information to assist in the determination of the fair value of land and buildings. Estimates of future cash flows are based on several factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

Intangible assets include the value of in-place leases, which represents the estimated fair value of the net cash flows of leases in place at the time of acquisition, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. The Company amortizes the value of in-place leases to expense over the remaining non-cancelable term of the respective leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, prevailing interest rates and the number of years the property will be held for investment. The use of inappropriate assumptions could result in an incorrect valuation of acquired tangible assets, identifiable intangible assets and assumed liabilities, which could impact the amount of the Company’s net income (loss). Differences in the amount attributed to the fair value estimate of the various assets acquired can be significant based upon the assumptions made in calculating these estimates.

Impairment of Real Estate Property

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets. No impairment charges were recorded in 2024 or 2023.

Lessor

The Company classifies its leases at inception as operating, direct financing or sales-type leases. A lease is classified as a sales-type lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying assets, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Furthermore, when none of the above criteria is met, a lease is classified as a direct financing lease if both of the following criteria are met: (1) the present value of the of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds the fair value of the underlying asset and (2) it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. A lease is classified as an operating lease if it does not qualify as a sales-type or direct financing lease. Currently, the Company classifies all of its lessor arrangements as operating leases.

Real Estate Property, held-for-sale, net

Once real estate property is classified as held-for sale, it is reported at the lower of its carrying value or fair value less cost to sell beginning in the period the held for sale criteria is met. The carrying value of property held-for-sale is adjusted each reporting period for subsequent changes in fair value less cost to sell. A loss is recognized for any subsequent write-down to fair value less cost to sell. A gain is recognized for any subsequent increase in fair value less cost to sell, not to exceed the cumulative loss previously recognized. Depreciation and amortization is not recorded once an asset is classified as held-for-sale.

Credit Card Obligations

The Company utilizes business credit card accounts to finance marketing, advertising, and other general and administrative expenses. Credit card financing provides additional liquidity for the Company as well as cash back rewards on purchases. The Company did not incur any interest expense during 2024 or 2023 related to credit card financing. The Company’s credit card obligations of $10,887 and $76,836 is shown in Credit Card Obligations in the Balance Sheets as of December 31, 2024 and 2023, respectively.

Offering Costs

Offering costs consist of specific incremental costs, including legal, underwriting, marketing, and other costs directly attributable to an offering the Company commenced during July 2022 under Regulation A+. Offering Costs of $467,495 and $1,636,301 were charged to equity during 2024 and 2023, respectively.

Personnel Costs

Personnel Costs include salaries, employer payroll taxes, employee benefits, education and training, and miscellaneous human resources expenses. The Company’s personnel costs of $1,641,482 and $1,545,294 for the years ended December 31, 2024 and 2023 are shown in Personnel Costs in the Statements of Operations

Loan Expenses

Loan Expenses include legal fees, mostly related to the Company’s non-performing loans, collateral and storage fees, due diligence expenses, servicing fees, and other miscellaneous expenses. Loan Expenses of $183,733 and $176,911 as shown in Loan Expenses in the Statements of Operations as of December 31, 2024 and 2023, respectively, consist of the following:

	As of December 31,
	2024	2023
Legal fees	$94,079	$53,100
Collateral and Storage Fees	6,080	1,356
Due Diligence Expenses	12,720	23,669
Servicing Fees	27,388	65,672
Other Miscellaneous Expenses	43,466	33,114
Total Loan Expenses	$183,733	$176,911

Real Estate Property Expenses

Real Estate Property Expenses include expenses related to the Company’s multi-family rental properties and its OREO. Expenses include insurance, property management fees, property taxes, repairs and maintenance, utilities, and other miscellaneous expenses. Real Estate Property Expenses of $176,457 and $168,263 as shown in Real Estate Property Expenses in the Statements of Operations as of December 31, 2024 and 2023, respectively, consist of the following:

	As of December 31,
	2024	2023
Insurance	$17,391	$7,502
Property Management Fees	16,756	11,852
Property Taxes	31,772	14,429
Repairs and Maintenance	68,527	66,720
Utilities	28,685	-
Amortization - In-place Intangible Lease	-	37,500
Depreciation - Rental Properties	4,512	12,155
Other Miscellaneous Expenses	8,814	18,105
Total Real Estate Property Expenses	$176,457	$168,263

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated useful life of the assets principally by the straight-line method. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance, and repairs are charged to expense as incurred.

Depreciation is recorded over the estimated useful lives of the assets involved using the straight-line method. The Company’s Furniture and Equipment, net in the Balance Sheets consists of the following:

Asset	Estimated Useful Life	Cost	Carrying Value as of December 31, 2024
Computer Equipment	5 years	$8,600	$5,390

Asset	Estimated Useful Life	Cost	Carrying Value as of December 31, 2023
Computer Equipment	5 years	$7,512	$5,050

3. RESIDENTIAL MORTGAGE LOANS, HELD FOR SALE, NET (“RML HFS”)

Mortgage loans are evaluated based on three key characteristics:

Property – The condition of the property is assessed through exterior inspections. Additionally, the Underwriting Team, consisting of the CEO and other members of the asset management team, evaluates the title to ensure its accuracy. When acquiring a first-position mortgage loan, the Underwriting Team conducts a title report to confirm that the lien is indeed in the first position and that the seller is the legitimate holder of the loan. The Underwriting Team also verifies the status of taxes and other liens that could take precedence over the mortgage lien.

Borrower – The Underwriting Team’s evaluation includes a review of the mortgage servicing notes, payment history, and a background check on the borrower. Key criteria such as the number of bankruptcy filings and the borrower’s willingness to work with previous lien holders are analyzed to gauge the likelihood of reaching a resolution with the borrower.

Predicament – In the case of a non-performing loan, the underwriting team investigates the circumstances that led to the borrower’s current situation, whether it was due to extenuating circumstances such as a death, divorce, disability, or a temporary loss of income.

These factors are integrated into an in-house financial model to determine potential outcomes and risks associated with the loan, ultimately guiding the Underwriting Team in establishing an appropriate acquisition price.

The following table summarizes the balance of Residential Mortgage Loans, held for sale, net in the accompanying Balance Sheets as of December 31, 2024 and 2023:

	As of December 31, 2024
	Performing	Non-Performing	Total
Unpaid Principal Balance (“UPB”)	$1,035,996	$1,044,715	$2,080,711
Less: Purchase Discount	(354,357)	(508,628)	(862,985)
Less: Nonaccrual payments applied to principal	-	(200,876)	(200,876)
Closing Costs	8,707	9,190	17,897
RML HFS, net Balance at December 31, 2024	$690,346	$344,401	$1,034,747

	As of December 31, 2023
	Performing	Non-Performing	Total
Unpaid Principal Balance (“UPB”)	$1,037,624	$4,213,137	$5,250,761
Less: Purchase Discount	(399,379)	(1,214,977)	(1,614,356)
Less: Nonaccrual payments applied to principal	-	(65,592)	(65,592)
Closing Costs	5,082	40,530	45,612
RML HFS, net Balance at December 31, 2023	$643,327	$2,973,098	$3,616,425

Loan Classification – RML HFS

RML HFS are classified as performing (accrual) status when management expects to receive all contractually specified principal and interest payments. Conversely, loans are classified as non-performing (nonaccrual) status when management does not anticipate receiving all contractually specified principal and interest payments. The Company actively works with borrowers of non-performing loans to convert these loans to performing status, and then subsequently liquidating them at a higher margin. In cases where borrowers are unable to make payments, the Company has several options, including loan modification, deed-in-lieu of foreclosure, or property foreclosure. The Company strategically invests in non-performing mortgage loans with the intention of converting them to performing status, modifying the loan terms, or foreclosing on the property, and subsequently selling the loan or property after a short holding period.

The Company’s business model involves acquiring, then selling or foreclosing on loans after a short holding period and, therefore, classifies its residential mortgage loans as held-for-sale. The Company accounts for its residential mortgage loans under ASC 948 Financial Services – Mortgage Banking, recording loans at the lower of cost or market upon acquisition and subsequently at each reporting date.

Loan Servicing – RML HFS

The Company contracts with various loan servicing companies to service the Company’s mortgage loans. The loan servicing companies are entitled to a monthly servicing fee for each loan as well as other fees that are standard in the loan servicing business. The Company incurred $27,388 and $65,922 of loan servicing fees in 2024 and 2023, respectively, and is included in Mortgage Loan Expenses in the Statements of Operations.

Loan Modifications to Debtors Experiencing Financial Difficulty

From time to time, Management negotiates and enters into loan modifications with borrowers whose loans are delinquent (non-performing). Modifications may include lowering monthly payments, deferring some principal balances to maturity, modifying the maturity date, and/or reclassifying loan charges. The Company recognizes the effects of any loan modifications in the financial statements immediately.

The Company executed 4 modification agreements in 2024 for loans experiencing financial difficulty.

1.	Past due interest of $8,569 and past due advances and fees of $14,836 were added to the UPB. The UPB increased from $9,835 to $33,240. Past due interest, advances, and fees were recorded while the loan was in nonaccrual status. As a result, the modification did not have a significant impact on the financial statements.

2.	Past due interest of $58,036 and past due advances and fees of $6,380 were added to the UPB. The UPB increased from $48,693 to $113,109. Past due interest, advances, and fees were recorded while the loan was in nonaccrual status. As a result, the modification did not have a significant impact on the financial statements.

3.	Past due interest of $11,643 and past due advances and fees of $972 were added to the UPB. The UPB increased from $61,323 to $73,938. Past due interest, advances, and fees were recorded while the loan was in nonaccrual status. As a result, the modification did not have a significant impact on the financial statements.

4.	Past due interest of $3,711 and past due advances and fees of $4,367 were added to the UPB. The UPB increased from $17,929 to $26,007. Past due interest, advances, and fees were recorded while the loan was in nonaccrual status. As a result, the modification did not have a significant impact on the financial statements.

The Company executed 2 modification agreements in 2023 for loans experiencing financial difficulty.

1.	Past due interest of $3,267 was added to the UPB and the loan was re-amortized for a period of 53 months. Past due interest was recorded while the loan was in nonaccrual status. As a result, the modification did not have a significant impact on the financial statements.

2.	The modification agreement was executed as part of court ordered mediation on a nonaccrual loan to add $110,103 in past due interest and advances to the principal of the loan in consideration for the borrower making a $50,000 payment with funds obtained from the States Homeowner Assistance Fund. Past due interest, advances, and fees were recorded while the loan was in nonaccrual status. As a result, the modification did not have a significant impact on the financial statements.

The Company did not forgive, partially or in full, any portion of loan principal balances in 2024 or 2023.

The Company recognized $239,120 and 270,600 of interest income related to accrual mortgage loans during 2024 and 2023, respectively, which is included in Mortgage Loans: Interest Income in the Statements of Operations.

The amount of interest income recognized due to full prepayments of loans in nonaccrual status is $168,882 and $82,543 during 2024 and 2023, respectively, and is included in Mortgage Loans: Interest Income in the Statements of Operations.

Loan Sales – RML HFS

The table below provides details of residential mortgage loans sold during 2024 and 2023, along with the associated gains as reflected in the Gain on Sale of Mortgage Loans in the Statements of Operations:

	As of December 31, 2024
	Performing	Non-Performing	Total

Loan Sale Amount	$458,630	$747,207	$1,205,837
Loan Balance at Sale Date	(319,178)	(386,528)	(705,706)
Gain on Sale of Mortgage Loans	$139,452	$360,679	$500,131

Number of loans	18	19	37

	As of December 31, 2023
	Performing	Non-Performing	Total

Loan Sale Amount	$499,577	$552,111	$1,051,688
Loan Balance at Sale Date	(343,425)	(397,825)	(741,250)
Gain on Sale of Mortgage Loans	$156,152	$93,596	$249,748

Number of loans	35	10	45

4. BUSINESS PURPOSE LOANS, HELD FOR INVESTMENT, NET (“BPL HFI”) and ACL

The Company originates short term business purpose bridge loans secured by real estate. Business Purpose Loans are provided to a borrower to “bridge” the gap until the borrower secures permanent financing or sells the property. These loans are typically issued to borrowers to perform renovations to the property or acquire a property. Business Purpose loans originated by the Company are typically interest only with the full principal balance due at maturity and are typically twelve months in contractual duration. Business Purpose loans may contain options for borrowers who are current on their loan payments to extend the maturity date of the loan in exchange for an extension fee. Extensions are typically granted for up to six months in duration.

Business Purpose Loans, held for investment, net in the accompanying Balance Sheets are shown at their amortized cost basis and are summarized as follows:

	As of December 31, 2024
	Accrual	Nonaccrual (non-PCD)	Nonaccrual PCD	Total
Unpaid Principal Balance (“UPB”)	$11,557,727	$2,410,839	$3,826,283	$17,794,849
Less: ACL	(125,348)	(76,502)	(157,895)	(359,745)
Less: Discount	(63,254)	-	(249,154)	(312,408)
Less: Nonaccrual payments applied to principal	-	(36,598)	(31,295)	(67,893)
Net Deferred Fees and Costs	(75,538)	(12,667)	21,504	(66,701)
Accrued Interest	100,593	-	-	100,593
BPL HFI, net Balance at December 31, 2024	$11,394,180	$2,285,072	$3,409,443	$17,088,695

	As of December 31, 2023
	Accrual	Nonaccrual (non-PCD)	Nonaccrual PCD	Total
Unpaid Principal Balance (“UPB”)	$9,308,542	$-	$-	$9,308,542
Less: ACL	$(84,414)	$-	$-	$(84,414)
Less: Discount	$(291,583)	$-	$-	$(291,583)
Net Deferred Fees and Costs	$(170,567)	$-	$-	$(170,567)
BPL HFI, net Balance at December 31, 2023	$8,761,978	$-	$-	$8,761,978

The Company may withhold certain lender fees and prepaid interest from the funding of BPL HFI. The amount of the UPB withheld for prepaid interest is included in Discount. The amount of the UPB withheld for lender fees is included in Net Deferred Fees and Costs.

An accretable noncredit discount related to PCD loans acquired, amounting to $249,154 and $0, is included in the balance of BPL HFI, net, as of December 31, 2024, and December 31, 2023, respectively. The Company did not accrete any of the noncredit discount to income during 2024 due to all PCD loans being in nonaccrual status. Similarly, the Company did not accrete any noncredit discount to income during 2023 because the Company did not acquire any PCD loans in 2023.

ACL – BPL HFI

Past Due Status – BPL HFI

Loans held-for-investment are placed in non-accrual status when interest becomes 90 days past due. When a loan held-for-investment is placed in nonaccrual status, the Company stops accruing interest and fees and any previously recognized interest income that was accrued and not collected from the borrower is reversed against interest income in the current period. Any payments received from the borrower while the loan is in non-accrual status are first applied to principal and any excess would be recognized as interest income upon receipt. When a delinquent loan previously placed in non-accrual status has cured, meaning all delinquent principal and interest have been remitted by the borrower, the loan is placed back in accrual status.

An age analysis of amounts past due for BPL HFI, aggregated by class of loans, as of December 31, 2024 is as follows:

	As of December 31, 2024
	30-59 Days	60-89 Days	90+ Days	Total Past Due	Total Current	Total Loans

RE Construction - non PCD	-	-	167,051	167,051	6,498,781	6,665,832
RE Commercial - non PCD	-	-	1,523,747	1,523,747	-	1,523,747
RE Residential - non PCD	-	-	594,274	594,274	4,895,402	5,489,676
RE Construction - PCD	-	-	-	-	320,307	320,307
RE Commercial - PCD	-	-	-	-	-	-
RE Residential - PCD	-	-	3,089,133	3,089,133	-	3,089,133
Total	-	-	5,374,205	5,374,205	11,714,490	17,088,695

As of December 31, 2024 and 2023, there are no loans over 90 days past due in accrual status.

The Company did not have any past due amounts as of December 31, 2023.

Nonaccrual Status – BPL HFI

The following table presents the amortized cost basis of BPL HFI on nonaccrual status, aggregated by class, as of December 31, 2024 and 2023:

	As of December 31, 2024		As of December 31, 2023
	Nonaccrual	Nonaccrual with no ACL	Nonaccrual	Nonaccrual with no ACL

RE Construction - non PCD	$167,051	$-	$-	$-
RE Commercial - non PCD	1,523,747	-	-	-
RE Residential - non PCD	594,274	-	-	-
Total non PCD	$2,285,072	$-	$-	$-

RE Construction - PCD	$320,307	$-	$-	$-
RE Commercial - PCD	-	-	-	-
RE Residential - PCD	3,089,133	-	-	-
Total PCD	$3,409,440	$-	$-	$-
Total non PCD and PCD	$5,694,512	$-	$-	$-

There were no BPL HFI in nonaccrual status as of January 1, 2024 and January 1, 2023.

The Company did not recognize interest income on loans in nonaccrual status during 2024 and 2023. Interest income not recognized on nonaccrual BPL HFI was $968,248 and $0 during 2024 and 2023, respectively.

The Company recognized $1,668,948 and $723,096 of interest income related to accrual BPL HFI during 2024 and 2023, respectively, which is included in Business Purpose Loans: Interest income in the Statements of Operations.

Loan Modifications – BPL HFI

The Company did not provide any modifications to borrowers of BPL HFI experiencing financial difficulty during the years ended December 31, 2024 and 2023. Additionally, the Company has not committed to lend additional amounts to borrowers of BPL HFI with outstanding loans classified as Troubled Loan Modifications as of December 31, 2024 and 2023.

Credit Quality Indicators – BPL HFI

The Company monitors the credit quality of BPL HFI through the use of an internal letter grading system.

Loans originated by the Company - The Underwriting Team assesses each loan and the proposed terms of the loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that the Company will accept. The Underwriting Team uses an internal grading system to assign one of five letter grades, from A to E, to each loan. The letter grade generally reflects the overall risk of the loan. Loans with a letter grade of A or B generally pose minimal risk to the Company and generally exhibit the following characteristics: a combined loan to value that includes senior and subordinated positions of less than 60%, loan amount is less than 50% of the borrower’s net worth, a credit score of greater than 650, secured collateral position, and the borrower having more than 5 years of experience with renovating properties if the loan is a construction loan.

Loans acquired by the Company – Loans are assigned a letter grade by the Underwriting team. Loans are classified as PCD if, at the acquisition date, it has experienced a more-than-insignificant deterioration in credit quality since its origination.

Based on the most recent analysis performed, the risk category of loans by class of loans based on year of origination is as follows:

	BPL HFI Amortized Cost Basis by Origination Year
	2024	2023	2022	2021	Total
As of December 31, 2024
RE Construction Letter Grade:
A	1,121,452	5,163,201	-	-	6,284,653
B	304,650	-	-	-	304,650
C	-	174,241	-	-	174,241
D	-	-	-	-	-
E	-	-	-	-	-
PCD	-	340,741	-	-	340,741
Total RE Construction Loans	1,426,102	5,678,183	-	-	7,104,285

RE Commercial Letter Grade:
A	-	-	-	-	-
B	-	-	-	-	-
C	-	1,589,333	-	-	1,589,333
D	-	-	-	-	-
E	-	-	-	-	-
PCD	-	-	-	-	-
Total RE Commercial Loans	-	1,589,333	-	-	1,589,333

RE Residential Letter Grade:
A	806,580	1,295,725	-	-	2,102,305
B	2,725,754	700,167	-	-	3,425,921
C	-	-	-	-	-
D	-	-	-	-	-
E	-	-	-	-	-
PCD	-	743,798	2,125,462	357,337	3,226,597
Total RE Residential Loans	3,532,334	2,739,690	2,125,462	357,337	8,754,823

Total A	1,928,032	6,458,926	-	-	8,386,958
Total B	3,030,404	700,167	-	-	3,730,571
Total C	-	1,763,574	-	-	1,763,574
Total D	-	-	-	-	-
Total E	-	-	-	-	-
Total PCD	-	1,084,539	2,125,462	357,337	3,567,338
Grand Total	4,958,436	10,007,206	2,125,462	357,337	17,448,441

	BPL HFI Amortized Cost Basis by Origination Year
	2024	2023	2022	2021	Total
As of December 31, 2023
RE Construction Letter Grade:
A	-	1,759,079	-	-	1,759,079
B	-	1,722,602	-	-	1,722,602
C	-	-	-	-	-
D	-	-	-	-	-
E	-	-	-	-	-
PCD	-	-	-	-	-
Total RE Construction Loans	-	3,481,681	-	-	3,481,681

RE Commercial Letter Grade:
A	-	-	-	-	-
B	-	1,487,503	-	-	1,487,503
C	-	-	-	-	-
D	-	-	-	-	-
E	-	-	-	-	-
PCD	-	-	-	-	-
Total RE Commercial Loans	-	1,487,503	-	-	1,487,503

RE Residential Letter Grade:
A	-	2,705,887	-	-	2,705,887
B	-	1,171,321	-	-	1,171,321
C	-	-	-	-	-
D	-	-	-	-	-
E	-	-	-	-	-
PCD	-	-	-	-	-
Total RE Residential Loans	-	3,877,208	-	-	3,877,208

Total A	-	4,464,966	-	-	4,464,966
Total B	-	4,381,426	-	-	4,381,426
Total C	-	-	-	-	-
Total D	-	-	-	-	-
Total E	-	-	-	-	-
Total PCD	-	-	-	-	-
Grand Total	-	8,846,392	-	-	8,846,392

Credit quality indicators were updated as of December 31, 2024.

5. PURCHASED FINANCIAL ASSETS WITH CREDIT DETERIORATION (“PCD”)

The Company acquired seven loans classified as PCD loans in 2024. As of December 31, 2024, all PCD loans were placed on nonaccrual status and the Company did not accrete any noncredit discount or premium to interest income. The Company did not have any PCD loans in 2023.

The following table presents a reconciliation of the difference between the purchase price of PCD loans and the par value of PCD loans acquired during the years 2024 and 2023:

	2024	2023
Purchase Price	$3,392,039	$-
Initial ACL	86,857	-
Noncredit discount or (premium)	249,154	-
Par value	$3,728,050	$-

6. LIABILITY FOR CREDIT LOSSES ON UNFUNDED COMMITMENTS

Business Purpose Bridge Loans for Construction Purposes “Construction Loans”

Disbursements for Construction Loans are made at various completed phases of the construction project. Undistributed amounts will be funded by draws subject to progress inspections.

At December 31, 2024, the Company had five approved construction loans with a total borrowing amount of $7,591,530. Three loans had undisbursed construction funds, totaling $301,306.

At December 31, 2023, the Company had six approved construction loans with a total borrowing amount of $6,256,669. One loan had undisbursed construction funds, totaling $2,774,988.

The Company recorded a liability for credit losses on unfunded commitments related to its construction loans of $4,072 and $35,609 as of December 31, 2024 and 2023 and is included in Liability for Credit Losses on unfunded loan commitments in the Balance Sheets.

The following table presents a rollforward of the liability for credit losses on unfunded loan commitments for the years ended December 31, 2024 and 2023:

	2024	2023
Balance at beginning of year	$35,609	$-
Provision for Credit Losses	(31,537)	35,609
Balance at end of year	$4,072	$35,609

7. OTHER REAL ESTATE PROPERTY, HELD FOR SALE (“OREO”)

The following table presents a rollforward of Other Real Estate Property, held-for-sale as shown in the Balance Sheets for the years ended December 31, 2024 and 2023:

	As of December 31, 2024
	Building	Land	Total
Beginning Balance of OREO	$253,459	$47,441	$300,900
Additions: Real Estate FMV less selling costs at foreclosure	1,407,787	188,700	1,596,487
Less: Carrying value of real estate at time of sale	(262,459)	(48,441)	(310,900)
Additions: Real Estate Property Capital Improvements	142,474	-	142,474
Ending Balance of OREO, HFS at December 31, 2024	$1,541,261	$187,700	$1,728,961

	As of December 31, 2023
	Building	Land	Total
Beginning Balance of OREO	$-	$-	$-
Additions: Real Estate FMV less selling costs at foreclosure	374,259	106,641	480,900
Less: Carrying value of real estate at time of sale	(120,800)	(59,200)	(180,000)
Ending Balance of OREO, HFS at December 31, 2023	$253,459	$47,441	$300,900

The following table summarizes the activity related to loans transferred to OREO during 2024 and 2023 as shown in the Statements of Operations:

	2024	2023
Real Estate FMV less selling costs at foreclosure	$1,596,487	$390,900
Loan carrying value at foreclosure	(1,222,507)	(116,184)
Funds paid to 1st lienholder	-	(144,000)
Gain on Transfer of Loan to OREO	$373,980	$130,716

The following table summarizes the activity related to sales of OREO during 2024 and 2023 as shown in the Statements of Operations:

	2024	2023
Sale Proceeds from sale of OREO	296,865	103,562
Less: Carrying value of real estate at time of sale	(310,900)	(90,000)
Gain (loss) on Sale of OREO	$(14,035)	$13,562

As of December 31, 2024, foreclosure procedures had been initiated on 3 RML HFS with an aggregate carrying value of $107,867. The Company acquired 4 real estate properties through foreclosure in 2024 and sold 4 properties, including 3 properties foreclosed upon in 2023. The 3 remaining OREO properties are actively listed for sale on the market, and therefore, are classified as held-for-sale and are included in Other Real Estate Property, held-for-sale in the Balance Sheets.

As of December 31, 2023, foreclosure procedures had been initiated on 9 RML HFS with an aggregate carrying value of $307,000. The Company acquired 6 real estate properties through foreclosure in 2023 and sold 3 of those properties. The 3 remaining OREO properties are actively listed for sale on the market, and therefore, are classified as held-for-sale and are included in Other Real Estate Property, held-for-sale in the Balance Sheets.

8. PURCHASED REAL ESTATE PROPERTY

Real Estate Property, held for investment, net represents three rental properties purchased by the Company in 2022 for the purpose of providing cash flow and to diversify the portfolio. All three rental properties were converted from held-for-investment to held-for-sale in 2024. The Company sold one property in 2024 and the remaining two were actively being marketed for sale. The Company recognized rental revenue of $115,564 and $94,969 for the years ended December 31, 2024 and 2023, respectively and is included in Rental Revenue in the Statements of Operations.

Acquisitions

The Company did not have any acquisitions of purchased real estate during 2024 or 2023.

Dispositions

The following table describes the Company’s disposition activity during the year ended December 31, 2024:

Type	Location	Ownership Interest	Date of Acquisition	Purchase Price	Date of Disposition	Carrying value at time of Sale	Sales Proceeds, net of income taxes	Gain on Sale of Real Estate Property
Multi family Apartment	Rutland, VT	100%	12/31/2022	$152,220	12/31/2024	$177,321	$232,447	$61,651

The Company did not have any dispositions of purchased real estate during 2023.

The Company’s Real Estate Property, held-for-investment, net as presented in the Balance Sheets as of December 31, 2024 and 2023 is comprised of the following:

	2024	2023
Building	$-	$247,500
Land	$-	$180,000
Closing Costs	$-	$6,878
Capital Improvements	$-	$137,549
Total Real Estate Property, held-for-investment	$-	$571,927
Less: Accumulated Depreciation	$-	$(12,155)
Total Real Estate Property, held-for-investment, net	$-	$559,772

9. INCOME TAXES

The provision for income taxes consists of the following:

	As of December 31,
	2024	2023
Current
Federal	$35,584	$-
State	19,042	-
Deferred
Federal	-	-
State	-	-
Total	$54,626	$-

A reconciliation of the U.S. federal statutory income tax expense to actual income tax expense is as follows:

	Year Ended
	December 31, 2024	December 31, 2023
Income (loss) before income taxes	608,759	(1,049,822)
Federal statutory income tax rate	21.0%	21.0%
Federal income tax provision (benefit) at the federal statutory income tax rate	127,839	(220,463)
State income tax (benefit), net of federal tax benefit	15,044	-
Permanent differences	3,498	-
Change in valuation allowance	(91,755)	(220,463)
Total tax expense (benefit)	54,626	-

Effective tax rate	9.0%	0%

Temporary differences between the financial statement carrying amounts and tax bases of assets, and liabilities giving rise to deferred tax assets and liabilities are as follows as of December 31 2024, and 2023:

	As of December 31,
	2024	2023
Deferred Tax Assets
Accrued expenses and reserves	$82,118	$-
Depreciation and amortization	12,631	-
Net operating losses	314,889	501,552
Less: valuation allowance	(367,231)	(501,552)
	-	-
Total deferred tax assets	$42,407	$-

Deferred Tax Liabilities
Prepaid Expenses and Other	(42,407)	-
Total Deferred Tax Liabilities	(42,407)	-
Net Deferred Tax Liability	$-	$-

The need for a deferred tax asset valuation allowance has been evaluated and based on the weight of the available evidence, a full valuation allowance of $367,231 and $501,552 were recorded as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, the Company had $ 1,272,697 of U.S. federal net operating losses resulting in U.S. federal and state (net) deferred tax assets of $267,266 and $47,623 respectively. The U.S. federal net operating loss carryforwards may be carried forward indefinitely to reduce future taxable income for U.S. federal tax purposes, while certain state net operating losses will begin to expire in 2027. Tax years ending after December 31, 2021, remain subject to examination by federal and state tax authorities.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

For financial reporting purposes, the Company follows a fair value hierarchy established under GAAP that is used to determine the fair value of financial instruments. This hierarchy prioritizes relevant market inputs in order to determine an “exit price” at the measurement date, or the price at which an asset could be sold or a liability could be transferred in an orderly process that is not a forced liquidation of distressed sale. Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets. Level 2 inputs are observable inputs other than quoted prices for an asset or liability that are obtained through corroboration with observable market data. Level 3 inputs are unobservable inputs (e.g. our own data or assumptions) that are used when there is little, if any, relevant market activity for the asset or liability required to be measured at fair value.

In certain cases, inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, the level at which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. Our assessment of the significance of a particular input requires judgment and considers factors specific to the asset or liability being measured.

The Company had no financial instruments carried at fair value on a recurring basis at either December 31, 2024 or 2023.

Other Real Estate Property, held-for-sale

The Company measures the fair value of certain assets on a non-recurring basis when events or changes in circumstances indicate that the carrying value of the assets may be impaired. During the year, the Company foreclosed upon certain real estate property that collateralized mortgage loans held for sale. Upon foreclosure, the real estate property was categorized as held for sale and was recorded at its estimated fair value less estimated selling costs.

The fair value of Other Real Estate Property, held for sale was measured using available market quotes and broker price opinions, comparable properties, or other indications of value. The fair value of Other Real Estate Property, held-for-sale, is $1,728,961 and $300,900 as of December 31, 2024 and December 31, 2023, respectively.

Purchased Real Estate Property, held-for-sale

The fair value of Real Estate Property, held-for-sale was measured using available market quotes and broker price opinions, comparable properties, or other indications of value. The fair value of Real Estate Property, held-for-sale, is $377,938 and $0 as of December 31, 2024 and December 31, 2023, respectively.

Purchased Real Estate Property, held-for-investment

The fair value of Real Estate Property, held-for-investment was measured using available market quotes and broker price opinions, comparable properties, or other indications of value. The fair value of Real Estate Property, held-for-investment, is $0 and $559,771 as of December 31, 2024 and December 31, 2023, respectively.

The Company is also required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair values of the Company’s short-term financial instruments such as cash and cash equivalents, prepaid expenses, other receivables, and due from related parties approximate their carrying values on the Balance Sheets. The fair values of the Company’s other financial assets were measured using Level 3 inputs as follows:

Residential Mortgage Loans, held for sale, net

The fair value of loans held for sale were measured on a loan by loan basis using a discounted cash flow (“DCF”) model that may consider various exit strategies that would impact the timing or extent of cash flows. Fair values of loans held for sale with variable or fixed rates were calculated using the net present values of future cash flows, discounted to an adjusted return of 12 to 30%. In addition to the DCF model, management relies on readily available industry data as well as pricing on its recently completed acquisitions and dispositions in the determination of fair value. The fair value of Residential Mortgage Loans, held-for-sale, net is $1,635,625 and $3,915,594 as of December 31, 2024 and December 31, 2023, respectively.

Business Purpose Loans, held for investment, net

The fair value of business purpose loans held for investment was measured using the most current data available from our loan portfolio, and supplemented with recent sales data from RAMS. As a reputable whole loan trading company specializing in sales and analytics, RAMS provides relevant market insights and recent transaction data which have shown similar type loan types trading at par, with the loan interest rates ranging between 11-12%. The fair value of Business Purpose Loans, held-for-investment, net is $20,312,203 and $9,308,542 as of December 31, 2024 and December 31, 2023, respectively.

11. RELATED PARTIES

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to, purchases and dispositions of residential mortgage loans, real estate property, general and administrative expenses, and mortgage loan servicing. Related parties refer to non-consolidated companies that are controlled by one of the Company’s common stockholders who is also an officer of the Company. The total amount paid to related parties for the purchase of residential mortgage loans is $0 and $183,100 in 2024 and 2023, respectively.

The Company had an agreement in place with a loan servicing company to service a majority of its residential mortgage loans. The Company’s common stockholder held a minority interest in the referenced servicing company through August of 2023 when 100% of their interest was sold to the majority partner of the loan servicing company. During the time of ownership, the common stockholder did not have significant influence and was not involved in the day-to-day operations of the loan servicing company. The Company ceased the servicing agreement with the referenced loan servicing company in August 2023. The Company incurred $0 and $24,196 of loan servicing fees related to the referenced loan servicing company in 2024 and 2023, respectively and is included in Loan Expenses in the Statements of Operations.

The Company had receivables due from related parties in relation to general and administrative expenses paid on behalf of related parties in the amount of $17 and $936 as of December 31, 2024 and December 31, 2023, respectively and is included in Due from Related Parties in the Balance Sheets.

12. COMMITMENTS AND CONTINGENCIES & STOCKHOLDERS’ EQUITY

On May 2, 2023, the sole Common Stock stockholder granted the Chief Strategy Officer (“CSO”) and member of the Board of Directors of CWS Investments, Inc., 250,000 restricted shares of common stock, par value of $0.001 per share, of the Company in connection with their service as an officer of the Company and a member of the Board of Directors. The restrictions on the Restricted Shares are as follows: If the CSO were to voluntarily leave the Company, be terminated for cause, or otherwise violate the terms of the Restricted Stock Agreement or the Assignment of Stock prior to the Vesting Date, the Restricted Shares shall automatically revert back to the prior sole Common stockholder without payment. If the CSO were to leave the Company for any reason after the Vesting Date, the prior sole Common stockholder shall be entitled to repurchase the Restricted Shares for an amount equal to the greater of 150% of the prior year’s retained earnings, or four cents per share. Assuming the CSO provides continuous service as an employee, all restrictions on the Restricted Shares will lapse on the vesting date, February 22, 2026 and the Restricted Shares will become vested. In the event of a change in control, the Restricted Shares shall vest from and after the date of the change in control, notwithstanding the vesting date. The Company did not recognize any compensation expense in 2023 related to the Restricted Shares because the value of the Restricted Shares is considered nominal as of December 31, 2023. The Common Stock stockholder repurchased 250,000 Restricted Shares from the CSO pursuant to the Restricted Stock Agreement dated May 2, 2023. Following the repurchase, the Common Stock stockholder is now the sole Common Stock stockholder.

The Company issued 945,940 and 1,283,723 Class A Preferred Shares during 2024 and 2023, respectively. Each Class A Share had an initial stated price of $10 per share. The Class A Shares were not certificated. The Class A Shares rank senior to any issued or unissued common stock or membership units of the Company with respect to payment of dividends and distribution of amounts upon liquidation, dissolution, or winding up. Holders of Class A Shares have no voting rights. The Company is also offering up to 525,000 Class A Bonus Shares (“Bonus Shares”) as an incentive based on a tiered investment amount starting at $25,000. Holders of Class A Shares are entitled to receive, when and as declared by Management out of legally available funds, cumulative cash dividends on each Class A Share at a per annum rate of 8% of the stated value of such share. Class A Members are required to hold their stock for a minimum of 48 months (“Class A Lock-up Period”) from the date of the Company’s receipt and deposit of the invested funds. Early redemption requests for reasons of financial hardship or emergency during the Class A Lock-up Period may be considered on a case-by-case basis subject to a penalty, except in the event of disability or death, against the amount invested, payable the Company, as follows:

●	Within 12 months – 12%

●	From 12 months to before 24 months – 10%

●	From 24 months to before 36 months – 9%

●	From 36 months to before 48 months – 5%

During 2024, the Company granted redemption requests of 8,850 Class A Shares which resulted in forfeiture of 350 Bonus Shares. The redemption requests were subject to a penalty ranging from 10% - 12%. The total amount of penalties charged for early redemption was $9,050 and is included in Accumulated Deficit in the Balance Sheets.

During 2023, the Company granted redemption requests of 22,550 Class A Shares which resulted in forfeiture of 978 Bonus Shares. All of the redemption requests were subject to a 12% penalty. The total amount of penalties charged for early redemption was $27,060 and is included in Accumulated Deficit in the Balance Sheets.

The Company issued 305,800 and 128,800 Class B, C, D Preferred Shares during 2024 and 2023, respectively. Each Class B, C, D Share had an initial stated price of $10 per share. The Class B, C, D Shares were not certificated. The Class B, C, D Shares rank senior to any issued or unissued common stock or membership units of the Company with respect to payment of dividends and distribution of amounts upon liquidation, dissolution, or winding up. Holders of Class B, C, D Shares are entitled to receive, when and as declared by Management out of legally available funds, cumulative cash dividends. Class B Share at a per annum rate of 9% of the stated value of such share, Class C shares at a per annum rate of 10% of the stated value of such share and Class D Share at a per annum rate of 11% of the stated value of such share. Class B, C, D Members are required to hold their stock for a minimum of 36 months (“Class B, C, D Lock-up Period”) from the date of the Company’s receipt and deposit of the invested funds. Early redemption requests for reasons of financial hardship or emergency during the Class B, C, D Lock-up Period may be considered on a case-by-case basis subject to a subjective penalty, except in the event of disability or death, against the amount invested, payable the Company, as follows:

●	Within 12 months – 12%

●	From 12 months to before 24 months – 10%

●	From 24 months to before 36 months – 9%

The Company does not offer Bonus Shares to holders of Class B, C, D Preferred Shares.

Reduced or No Selling Commission Discounts for Series A Units Purchased by Certain Persons (“Gross up Shares”)

We may pay reduced or no selling commissions, managing broker-dealer fee, and/or wholesaling fee in connection with the sale of Series A Shares in this Offering to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. Investors may agree with their broker-dealers to reduce the amount of selling commissions payable with respect to the purchase of their shares down to zero:

1.	if the investor has engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice, or

2.	if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department.

The net proceeds to the Company will not be affected by reducing commissions payable in connection with such sales. Neither the dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in the shares offered hereby.

Management shall have no obligation to consider any early redemption requests during the life of the Company except in cases of death or disability. Additionally, Management may also place certain restrictions on the amount of outstanding shares that may be available for early redemption at any given time. A Member shall be required to provide Management with a 90-day notice for any Redemption request to be considered. No Member will be given priority for Redemption over any other Member for any reason other than the date upon which the request was made. Management may redeem Membership Units Pari Passu at any time at the then current Unit Price in its sole discretion without penalty to Management or the Company. Given the illiquid nature of the assets, Management reserves the right to pay out any redemption requests, whether early or otherwise, over a 120-day period and/or limit redemption requests to 3% of shares per quarter in the Regulation A offering and 25% of the shares per quarter in the Regulation D offering. An early redemption will include the loss of any Bonus Shares, effective as of the date of the early redemption request. The Company issued 43,886 and 58,451 Class A Bonus Shares during 2024 and 2023, respectively. Each Bonus Share had an initial stated price of $10 per share. All Bonus Shares issued during 2024 and 2023 would be forfeited in the event of redemption. Therefore, the Company did not recognize a commitment or contingency for the redemption value of the Bonus Shares.

The following table represents a rollforward of the number of Shares, by class, subject to redemption as of December 31, 2024 and 2023:

	Series A Preferred Shares Subject to Redemption
	Class A	Class B	Class C	Class D	Total
Balance at January 1, 2023	695,142	-	-	-	695,142
Shares Issued	1,283,723	78,800	50,000	-	1,412,523
Bonus Shares Issued	58,451	-	-	-	58,451
Shares Redeemed	(22,550)	-	-	-	(22,550)
Bonus Shares forfeited	(978)	-	-	-	(978)
Balance at December 31, 2023	2,013,788	78,800	50,000	-	2,142,588
Shares Issued	945,940	170,800	55,000	80,000	1,251,740
Bonus Shares Issued	43,886	-	-	-	43,886
Gross Up Shares	-	4,875	-	-	4,875
Shares Redeemed	(8,850)	-	-	-	(8,850)
Bonus Shares forfeited	(350)	-	-	-	(350)
Balance at December 31, 2024	2,994,414	254,475	105,000	80,000	3,433,889

Legal proceedings

The nature of the Company’s business generates litigation involving matters arising in the ordinary course of business. However, in the opinion of management of the Company after consulting with the Company’s legal counsel, no legal proceedings are pending, which, if determined adversely to the Company, would have a material effect on the Company’s shareholders’ equity or results of operations. No legal proceedings are pending other than ordinary routine litigation incidents relating to the business of the Company. In addition, to Management’s knowledge, no government authorities have initiated or contemplated any material legal actions against the Company.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 30, 2025 and determined that except for the following, there have not been any events that have occurred that would require adjustments to or disclosures in the financial statements.

As of January 1, 2025, the Company offers to investors the opportunity to purchase varying classes of Series B Bonds. Each Bond is priced at $1,000. The minimum number of Bonds available to purchase is $100,000. Series B, Class D4, Class D5, and Class E5 Bonds are available for purchase by investors as part of the Offering up to the maximum aggregate amount of $75,000,000.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments Inc.

Date: 04/30/25	By:	/s/ Christopher Seveney
		Name:	Christopher Seveney
		Title:	President and CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher Seveney	President, CEO, CFO and	04/30/25
Christopher Seveney	Chairman of the Board of Directors

/s/ Lauren Wells	Vice President, Investor Relations & Strategy,	04/30/25
Lauren Wells	Member at Large

/s/ Jeffrey Laroche	Member at Large	04/30/25
Jeffrey Laroche

/s/ Alan Belniak	Member at Large	04/30/25
Alan Belniak